UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:

(Date of earliest event reported)

January 27, 2026

STELLAR BANCORP, INC.

(Exact name of registrant as specified in its charter)

Texas	001-38280	20-8339782
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 110 Houston, Texas		77046
(Address of principal executive offices)		(Zip Code)

(713) 210-7600

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	STEL	New York Stock Exchange NYSE Texas

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On January 27, 2026, Stellar Bancorp, Inc., a Texas corporation (“Stellar”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Prosperity Bancshares, Inc., a Texas corporation (“Prosperity”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Stellar will merge with and into Prosperity (the “Merger”), with Prosperity continuing as the surviving corporation in the Merger (the “Surviving Corporation”). Immediately following the Merger, Stellar’s wholly owned banking subsidiary, Stellar Bank, will merge with and into Prosperity’s wholly owned banking subsidiary, Prosperity Bank (the “Bank Merger”), which will continue as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of Prosperity and Stellar.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Stellar (“Stellar Common Stock”) outstanding immediately prior to the Effective Time, other than certain shares held by Prosperity or Stellar and shares held by a holder of Stellar Common Stock who has properly exercised applicable dissenters’ rights in respect of such share, will be converted into the right to receive (i) 0.3803 shares of common stock (the “Exchange Ratio”), par value $1.00 per share, of Prosperity (“Prosperity Common Stock”) and (ii) an amount in cash equal to $11.36 (the “Per Share Cash Merger Consideration”) ((i) and (ii) together, the “Per Share Merger Consideration”). Holders of Stellar Common Stock will receive cash in lieu of fractional shares.

At the Effective Time, each outstanding Stellar equity award will be treated as follows:

•	Stellar Stock Options: Each Stellar stock option with a per-share exercise price that is less than the Per Share Merger Consideration Value will be cancelled and the holder of such cancelled option will be entitled to receive (without interest) an amount in cash equal to the product of (i) the excess of the Per Share Merger Consideration Value over the option’s per-share exercise price, multiplied by (ii) the number of shares of Stellar Common Stock subject to such stock option immediately prior to the Effective Time. Any Stellar stock option with a per-share exercise price that is equal to or greater than the Per Share Merger Consideration Value will be cancelled for no consideration. “Per Share Merger Consideration Value” refers to the sum of (1) the Per Share Cash Consideration plus (2) the product of (x) the Exchange Ratio multiplied by (y) the average of the closing sale prices of Prosperity Common Stock on the New York Stock Exchange as reported by The Wall Street Journal for the ten consecutive full trading days ending on and including the fifth trading day immediately preceding the closing date.

•	Stellar Restricted Stock Awards. Each outstanding restricted stock award in respect of Stellar Common Stock subject solely to service-based vesting, repurchase or other lapse restriction will vest and be converted into the right to receive (without interest) the Per Share Merger Consideration.

•	Stellar Performance Unit Awards. Each outstanding restricted unit award in respect of Stellar Common Stock subject to performance-based vesting will vest and be converted into the right to receive (without interest) a cash payment equal to the product of (a) the Per Share Merger Consideration Value multiplied by (b) the number of shares of Stellar Common Stock subject to such performance unit award, with achievement of applicable performance metrics determined to be equal to 100% of the target level (or, in the case of the performance units granted in 2024, 200% of the target level).

The Merger Agreement also provides that Prosperity will take all necessary corporate action so that, as of the Effective Time, the size of the Board of Directors of Prosperity (the “Prosperity Board”) and the Board of Directors of Prosperity Bank (the “Prosperity Bank Board”) will each be increased by two members. The Merger Agreement provides that, as of the Effective Time, two current directors of Stellar or Stellar Bank will be appointed to the Prosperity Board, and as of the effective time of the Bank Merger, two current directors of Stellar or Stellar Bank will be appointed to the Prosperity Bank Board (such individuals, the “Additional Directors”). Each of the Additional Directors will be designated by Stellar, subject to the approval of the Prosperity Board and the Prosperity Bank Board (not to be unreasonably withheld).

The Merger Agreement contains customary representations and warranties from both Prosperity and Stellar, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business or the taking of certain extraordinary actions during the interim period between the execution of the Merger Agreement and the Effective Time and (2) Stellar’s obligation to call a meeting of its shareholders to approve the Merger and the Merger Agreement, and, subject to certain exceptions, to recommend that its shareholders approve the Merger and the Merger Agreement. Stellar has also agreed to certain non-solicitation obligations related to alternative business combination proposals.

The completion of the Merger is subject to customary conditions, including (1) approval of the Merger Agreement by Stellar’s shareholders, (2) authorization for listing on the New York Stock Exchange of the shares of Prosperity Common Stock to be issued in the Merger, subject to official notice of issuance, (3) the receipt of required regulatory approvals, including the approval or waiver of prior approval of the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Texas Department of Banking, (4) effectiveness of the registration statement on Form S-4 for the Prosperity Common Stock to be issued in the Merger, and (5) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement or making the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) receipt by such party of an opinion from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Prosperity and Stellar and further provides that a termination fee of $78 million will be payable by Stellar upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding Prosperity or Stellar, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Prosperity, Stellar, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 to be filed by Prosperity that will include a proxy statement of Stellar and also constitute a prospectus of Prosperity, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that each of Prosperity and Stellar make with the Securities and Exchange Commission (the “SEC”).

Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, Prosperity entered into a voting agreement (each, a “Voting Agreement”) with each member of the Board of Directors of Stellar, who collectively hold the power to vote approximately 8.8% of the issued and outstanding Stellar Common Stock. Pursuant to the Voting Agreement, each such director has agreed, among other things and subject to the terms of the Voting Agreement, to (a) vote the shares of Stellar Common Stock of which he or she holds and has the power to vote or direct the voting (the “Subject Shares”) in favor of the approval of the Merger Agreement and (b) not transfer his or her Subject Shares, with certain limited exceptions. Each Voting Agreement will terminate upon the earlier of (i) termination of the Merger Agreement or (ii) the Effective Time.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, the form of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Director Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, Prosperity entered into a director support agreement (each, a “Support Agreement”) with members of the Board of Directors of Stellar. Pursuant to the Support Agreement, each such director has agreed, among other things and subject to the terms of the Support Agreement and limited exceptions therein, for a period of two years after the date of the Effective Time, not to (i) disclose or use confidential information of Prosperity, Prosperity Bank, Stellar, Stellar Bank, or any of their respective subsidiaries and affiliates (each a “Covered Entity”), (ii) solicit customers of a Covered Entity or (iii) solicit certain employees of a Covered Entity.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, the form of which is attached hereto as Exhibit 10.2 and incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of January 27, 2026, by and between Prosperity Bancshares, Inc. and Stellar Bancorp, Inc.*

10.1	Form of Voting Agreement, dated as of January 27, 2026, by and between Prosperity Bancshares, Inc. and each director of Stellar Bancorp, Inc.

10.2	Form of Director Support Agreement, dated as of January 27, 2026, by and among Prosperity Bancshares, Inc., Prosperity Bank, Stellar Bancorp, Inc., Stellar Bank, and directors of Stellar Bancorp, Inc.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Cautionary Notes on Forward Looking Statements

This Current Report on Form 8-K contains statements regarding the proposed transaction between Prosperity and Stellar; future financial and operating results; benefits and synergies of the proposed transaction; future opportunities for Prosperity; the issuance of common stock of Prosperity contemplated by the Merger Agreement; the expected filing by Prosperity with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of Prosperity and a proxy statement of Stellar to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about Prosperity, Stellar and their respective subsidiaries or related to the proposed transaction between Prosperity and Stellar and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

These forward-looking statements may include information about Prosperity’s and Stellar’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s and Stellar’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s and Stellar’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s and Stellar’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s and Stellar’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of the proposed transaction, and statements about the assumptions underlying any such statement.

These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions Prosperity and Stellar currently believe to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of the control of Prosperity and Stellar, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, Stellar or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward-looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Prosperity’s and Stellar’s businesses as a result of the announcements and pendency of the proposed transaction, (3) the risk that the integration of Stellar’s businesses and operations into Prosperity will be materially delayed or will be more costly or difficult than expected, or that Prosperity is otherwise unable to successfully integrate Stellar’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of Stellar, (5) the ability by Prosperity and/or Stellar to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect Prosperity after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuances of additional shares of Prosperity’s common stock in the proposed transaction, (9) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Prosperity before or after the proposed transaction, or against Stellar, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of Prosperity and Stellar. Prosperity and Stellar disclaim any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other risks, uncertainties, assumptions, and factors are discussed in the Annual Reports on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, filed by Prosperity or Stellar and in other filings made by Prosperity and Stellar with the SEC from time to time.

Additional Information about the Transaction and Where to Find It

Prosperity intends to file with the SEC the Registration Statement on Form S-4 to register the shares of Prosperity common stock to be issued to the shareholders of Stellar in connection with the proposed transaction. The Registration Statement will include the Proxy Statement/Prospectus which will be sent to the shareholders of Stellar in connection with the proposed transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that may be filed by Prosperity or Stellar with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents that are filed with the SEC by Prosperity or Stellar, as applicable, free of charge from the SEC’s website at https://www.sec.gov or through the investor relations section of Prosperity’s website at https://www.prosperitybankusa.com/investor-relations/ or Stellar’s website at https://ir.stellar.bank.

Participants in the Solicitation

Prosperity, Stellar and certain of their directors and executive officers and other employees may be deemed to be participants in the solicitation of proxies from Stellar’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Prosperity and their ownership of Prosperity common stock is contained in the definitive proxy statement for Prosperity’s 2025 annual meeting of shareholders (the “Prosperity Annual Meeting Proxy Statement”), which was filed with the SEC on March 13, 2025, including under the headings “Item 1. Election of Directors,” “Corporate Governance,” “Executive Compensation and Other Matters,” “Item 3. Advisory Vote on Executive Compensation,” and “Beneficial Ownership of Common Stock by Management of the Company and Principal Shareholders.” Information about the directors and executive officers of Stellar and their ownership of Stellar common stock is contained in the definitive proxy statement for Stellar’s 2025 annual meeting of shareholders (the “Stellar Annual Meeting Proxy Statement”), which was filed with the SEC on April 10, 2025, including under the headings “Proposal 1: Election of Directors,” “Certain Corporate Governance Matters,” “Executive Compensation and Other Matters,” “Executive Compensation Payments and Awards,” “Proposal 4: Advisory Vote on the Compensation of the Company’s Named Executive Officers (“Say-on-Pay Resolution”),” and “Beneficial Ownership of the Company’s Common Stock by Management and Principal Shareholders of the Company.” Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Stellar in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. To the extent holdings of securities by potential participants (or the identity of such participants) have changed since the information printed in the Prosperity Annual Meeting Proxy Statement or the Stellar Annual Meeting Proxy Statement, such information has been or will be reflected on Statements of Change in Ownership on Forms 3 and 4 filed with the SEC, as applicable. Free copies of the Proxy Statement/Prospectus relating to the proposed transaction and free copies of the other SEC filings to which reference is made in this paragraph may be obtained from the SEC’s website at https://www.sec.gov or through the investor relations section of Prosperity’s website at https://www.prosperitybankusa.com/investor-relations/ or Stellar’s website at https://ir.stellar.bank.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STELLAR BANCORP, INC.
Dated: January 29, 2026

	By:	/s/ Paul P. Egge
Paul P. Egge
Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

PROSPERITY BANCSHARES, INC.

and

STELLAR BANCORP, INC.

Dated as of January 27, 2026

TABLE OF CONTENTS

Article I

THE MERGER

1.1	The Merger	1
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects of the Merger	2
1.5	Conversion of Stellar Common Stock	2
1.6	Dissenting Shares	3
1.7	Prosperity Common Stock	4
1.8	Treatment of Stellar Equity Awards	4
1.9	Articles of Incorporation of Surviving Corporation	6
1.10	Bylaws of Surviving Corporation	6
1.11	Tax Consequences	6
1.12	Bank Merger	6
	Article II

	EXCHANGE OF SHARES
2.1	Prosperity to Make Consideration Available	6
2.2	Exchange of Shares	7
	Article III

	REPRESENTATIONS AND WARRANTIES OF STELLAR
3.1	Corporate Organization	10
3.2	Capitalization	11
3.3	Authority; No Violation	12
3.4	Consents and Approvals	13
3.5	Reports	14
3.6	Financial Statements	15
3.7	Broker’s Fees	16
3.8	Absence of Certain Changes or Events	16
3.9	Legal Proceedings	17
3.10	Taxes and Tax Returns	17
3.11	Employees and Employee Benefit Plans.	19
3.12	Compliance with Applicable Law	22
3.13	Certain Contracts	24
3.14	Agreements with Regulatory Agencies	26
3.15	Derivative Instruments	26
3.16	Environmental Matters	27

-i-

3.17	Investment Securities	27
3.18	Real Property	28
3.19	Intellectual Property	29
3.20	Related Party Transactions	29
3.21	Takeover Restrictions	29
3.22	Reorganization	30
3.23	Opinion	30
3.24	Stellar Information	30
3.25	Loan Portfolio	30
3.26	Deposits	31
3.27	Insurance	32
3.28	No Investment Adviser or Broker-Dealer Subsidiary	32
3.29	No Other Representations or Warranties	32
	Article IV

	REPRESENTATIONS AND WARRANTIES OF PROSPERITY

4.1	Corporate Organization	33
4.2	Capitalization	34
4.3	Authority; No Violation	35
4.4	Consents and Approvals	35
4.5	Reports	36
4.6	Financial Statements	37
4.7	Broker’s Fees	38
4.8	Absence of Certain Changes or Events	39
4.9	Legal Proceedings	39
4.10	Taxes and Tax Returns	39
4.11	Employees and Employee Benefit Plans.	40
4.12	Compliance with Applicable Law	41
4.13	Certain Contracts	43
4.14	Agreements with Regulatory Agencies	43
4.15	Derivative Instruments	43
4.16	Investment Securities	44
4.17	Information Technology	44
4.18	Related Party Transactions	44
4.19	Reorganization	44
4.20	Prosperity Information	44
4.21	Loan Portfolio	45
4.22	No Other Representations or Warranties	46
	Article V

	COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1	Conduct of Business Prior to the Effective Time	46
5.2	Stellar Forbearances	46

-ii-

5.3	Prosperity Forbearances	51

	Article VI

	ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	51
6.2	Access to Information	54
6.3	Stellar Shareholder Approval.	55
6.4	Legal Conditions to Merger	56
6.5	Stock Exchange Listing	56
6.6	Employee Matters	56
6.7	Indemnification; Insurance	58
6.8	Additional Agreements	59
6.9	Advice of Changes	59
6.10	Dividends	60
6.11	Acquisition Proposals	60
6.12	Public Announcements	61
6.13	Change of Method	61
6.14	Restructuring Efforts	62
6.15	Takeover Restrictions	62
6.16	Litigation and Claims	62
6.17	Assumption of Stellar Debt	63
6.18	Delisting	63
6.19	Rule 16b-3 Matters	64
6.20	Tax Treatment	64
6.21	Governance Matters	64

	Article VII

	CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	65
7.2	Conditions to Obligations of Prosperity	65
7.3	Conditions to Obligations of Stellar	66

	Article VIII

	TERMINATION AND AMENDMENT

8.1	Termination	67
8.2	Effect of Termination	69

	Article IX

	GENERAL PROVISIONS

9.1	Nonsurvival of Representations, Warranties and Agreements	70

-iii-

9.2	Amendment	70
9.3	Extension; Waiver	70
9.4	Expenses	71
9.5	Notices	71
9.6	Interpretation	72
9.7	Counterparts	73
9.8	Entire Agreement	73
9.9	Governing Law; Jurisdiction	73
9.10	Waiver of Jury Trial	74
9.11	Assignment; Third-Party Beneficiaries	74
9.12	Specific Performance	75
9.13	Severability	75
9.14	Delivery by Electronic Transmission	75

EXHIBITS

Exhibit A – Form of Voting Agreement
Exhibit B – Form of Director Support Agreement
Exhibit C – Bank Merger Agreement

SCHEDULES

Stellar Disclosure Schedule
Prosperity Disclosure Schedule

-iv-

INDEX OF DEFINED TERMS

Page

Acquisition Proposal	61
Additional Directors	64
Aggregate Stock Consideration	2
Agreement	1
Appraisal Demand	4
Assumed Debt	63
Bank Merger	6
Bank Merger Agreement	6
Bank Merger Certificates	6
BHC Act	10
Certificate of Merger	2
Chosen Courts	73
Closing	2
Closing Date	2
CoC Plan	58
Code	1
Confidentiality Agreement	54
Derivative Transactions	27
Director Support Agreement	1
Dissenting Share	4
Effective Time	2
Enforceability Exceptions	13
Environmental Laws	27
ERISA	19
Exception Shares	2
Exchange Act	14
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	2
Existing Benefit Plan	57
Extended Termination Date	68
FDIC	11
Federal Reserve Board	13
GAAP	10
Governmental Entity	13
Initial Termination Date	68
Intellectual Property	29
In-the-Money Option	4
Liens	12
List Date	31
Loan	30
Material Adverse Effect	10
Materially Burdensome Regulatory Condition	53

-v-

Merger	1
Merger Consideration	2
Multiemployer Plan	20
Multiple Employer Plan	20
New Certificates	6
New Plan	58
NYSE	8
Old Certificate	3
Payoff Documentation	63
Per Share Cash Consideration	2
Per Share Merger Consideration	2
Per Share Merger Consideration Value	5
Permitted Encumbrances	28
Personal Data	22
Prosperity	1
Prosperity Articles	33
Prosperity Bank	6
Prosperity Bank Board	64
Prosperity Benefit Plans	40
Prosperity Board	64
Prosperity Bylaws	33
Prosperity Common Stock	2
Prosperity Contract	43
Prosperity Disclosure Schedule	33
Prosperity ERISA Affiliate	40
Prosperity Preferred Stock	34
Prosperity Regulatory Agreement	43
Prosperity Reports	36
Prosperity Restricted Stock Awards	34
Prosperity Share Closing Price	8
Prosperity Stock Consideration Cap	2
Prosperity Subsidiary	33
Prosperity Tax Counsel	66
Proxy Statement	51
Real Property Leases	28
Regulatory Agencies	14
Release Agreement	58
Reorganization Treatment	6
Representatives	60
Requisite Regulatory Approvals	65
Requisite Stellar Vote	12
S-4	13
Sarbanes-Oxley Act	15
SBA	31
SEC	13
Securities Act	14

-vi-

SRO	14
Stellar	1
Stellar 401(k) Plan	56
Stellar Adverse Recommendation Change	55
Stellar Articles	11
Stellar Bank	6
Stellar Benefit Plans	19
Stellar Board Recommendation	54
Stellar Bylaws	11
Stellar Common Stock	2
Stellar Contract	26
Stellar Credit Agreement	63
Stellar Disclosure Schedule	9
Stellar Employee Census	22
Stellar Employees	56
Stellar Equity Awards	5
Stellar ERISA Affiliate	19
Stellar Indemnified Parties	59
Stellar Leased Properties	28
Stellar Meeting	54
Stellar Option	4
Stellar Owned Properties	28
Stellar Performance Unit Award	5
Stellar Real Property	28
Stellar Regulatory Agreement	26
Stellar Reports	14
Stellar Restricted Stock Award	5
Stellar Subsidiary	11
Stellar Tax Counsel	67
Subsidiary	10
Surviving Corporation	1
Takeover Restrictions	30
Tax	18
Tax Counsels	67
Tax Return	18
Taxes	18
TBOC	1
TDB	13
Termination Date	68
Termination Fee	69
Texas Secretary	2
Treasury Regulations	18
Voting Agreement	1
Willful Breach	69

-vii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 27, 2026 (this “Agreement”), by and between Prosperity Bancshares, Inc., a Texas corporation (“Prosperity”) and Stellar Bancorp, Inc., a Texas corporation (“Stellar”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Prosperity and Stellar have determined that it is advisable and in the best interests of their respective companies and their shareholders to enter into this Agreement, pursuant to which Stellar will, subject to the terms and conditions set forth herein, merge with and into Prosperity (the “Merger”), so that Prosperity is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that this Agreement be adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Prosperity’s willingness to enter into this Agreement, each member of the Board of Directors of Stellar are entering into a voting agreement in the form attached hereto as Exhibit A pursuant to which he or she agrees to vote the issued and outstanding shares of Stellar Common Stock beneficially owned by such Person (as defined herein) in favor of this Agreement and the transactions contemplated hereby (the “Voting Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Prosperity’s willingness to enter into this Agreement, members of the Board of Directors of Stellar are entering into Director Support Agreements in the form attached hereto as Exhibit B (the “Director Support Agreement”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

Article I

THE MERGER

1.1            The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Texas Business Organizations Code, as amended (the “TBOC”), at the Effective Time, Stellar shall merge with and into Prosperity. Prosperity shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Texas. Upon consummation of the Merger, the separate corporate existence of Stellar shall terminate.

1.2            Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, remotely via the electronic exchange of closing deliveries, on a date as soon as reasonably practicable after (but no later than ten (10) business days after) the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing), unless another date, time or place is agreed to in writing by Prosperity and Stellar. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3            Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Prosperity shall cause to be filed a certificate of merger (the “Certificate of Merger”) as provided under the TBOC with the Secretary of State of the State of Texas (the “Texas Secretary”). The Merger shall become effective as of the date and time specified in the Certificate of Merger in accordance with the relevant provisions of the TBOC, or at such other date and time as shall be provided by applicable law (such date and time, the “Effective Time”).

1.4            Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the TBOC and this Agreement.

1.5            Conversion of Stellar Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Prosperity, Stellar, or the holder of any of the following securities:

(a)            Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of Stellar issued and outstanding immediately prior to the Effective Time (“Stellar Common Stock”), except for (i) shares of Stellar Common Stock owned by Stellar as treasury stock or otherwise owned by Stellar or Prosperity (in each case other than shares of Stellar Common Stock (A) held in any Stellar Benefit Plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity and (B) held, directly or indirectly, in respect of debts previously contracted (collectively, the “Exception Shares”)) or (ii) Dissenting Shares, shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest, (1) $11.36 in cash (the “Per Share Cash Consideration”) and (2) 0.3803 shares (the “Exchange Ratio”) of common stock, par value $1.00 per share, of Prosperity (the “Prosperity Common Stock”) (the consideration described in clauses (1) and (2), the “Per Share Merger Consideration” and the aggregate of such consideration, the “Merger Consideration”).

(b)            If the aggregate number of shares of Prosperity Common Stock to be issued in connection with this Agreement (the “Aggregate Stock Consideration”) would exceed 19.9% of the issued and outstanding shares of Prosperity Common Stock immediately prior to the Effective Time (the “Prosperity Stock Consideration Cap”), (i) the Exchange Ratio shall be reduced to the minimum extent necessary (rounded down to the nearest ten-thousandth when expressed in decimal form) such that the Aggregate Stock Consideration does not exceed the Prosperity Stock Consideration Cap and (ii) the Per Share Cash Consideration shall be increased (for the avoidance of doubt, on a per share basis) by an amount in cash equal to the Prosperity Share Closing Price multiplied by the difference between the initial Exchange Ratio and the Exchange Ratio as determined in accordance with this Section 1.5(b) (rounded down to the nearest whole cent); provided, that nothing in this sentence shall be construed to permit Prosperity or Stellar to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(c)            All of the shares of Stellar Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Stellar Common Stock) previously representing any such shares of Stellar Common Stock shall thereafter represent only the right to receive (i) the Per Share Merger Consideration, (ii) cash in lieu of a fractional share which the shares of Stellar Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case without any interest thereon. Old Certificates previously representing shares of Stellar Common Stock shall be exchanged for evidence of shares in book-entry form representing whole shares of Prosperity Common Stock as set forth in Section 1.5(a) (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Old Certificates in accordance with Section 2.2, without any interest thereon. If, between the date of this Agreement and the Effective Time, the outstanding shares of Prosperity Common Stock or Stellar Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or extraordinary distribution, an appropriate and proportionate adjustment shall be made to the Per Share Merger Consideration to give holders of Stellar Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this sentence shall be construed to permit Prosperity or Stellar to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d)            Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Stellar Common Stock that are owned by Stellar or Prosperity (in each case other than the Exception Shares) immediately prior to the Effective Time shall be cancelled and shall cease to exist, and neither the Per Share Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.6            Dissenting Shares.

(a)            Notwithstanding any provision of this Agreement to the contrary, other than as provided in this Section 1.6, any shares of Stellar Common Stock that are issued and outstanding immediately prior to the Effective Time and are held by a holder of Stellar Common Stock who  has duly and validly demanded appraisal of such shares in connection with the Merger in accordance with Chapter 10, Subchapter H of the TBOC and  as of the Effective Time, has not effectively withdrawn or lost such appraisal rights (through failure to perfect or otherwise) (a “Dissenting Share”) shall not be converted into or represent the right to receive any portion of the consideration to be paid pursuant to Section 1.5 but instead shall be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under Chapter 10, Subchapter H of the TBOC. From and after the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a shareholder of the Surviving Corporation.

(b)            If any holder of Stellar Common Stock who has duly and validly demanded appraisal of such shares in connection with the Merger in accordance with Chapter 10, Subchapter H of the TBOC effectively withdraws or loses such appraisal rights (through failure to perfect or otherwise), then such shares shall no longer be Dissenting Shares and, as of the later of the Effective Time and the occurrence of such withdrawal or loss, such shares shall automatically be converted into the right to receive, without interest, the consideration to be paid pursuant to Section 1.5 with respect to such shares pursuant to and in accordance with this Agreement.

(c)            Stellar shall give Prosperity reasonably prompt written notice of the receipt of any written notice of any demand for appraisal for any Stellar Common Stock, withdrawals of such demands or any intent to demand or withdraw the foregoing, and any other instruments served pursuant to applicable law and received by Stellar that relate to any such demand for appraisal (each, an “Appraisal Demand”), and Prosperity shall have the right to participate in all negotiations and proceedings with respect to any Appraisal Demand or any threatened Appraisal Demand, including those that take place prior to the Effective Time. Stellar shall not voluntarily make any payment with respect to, or settle or offer to settle, any Appraisal Demand prior to the Effective Time, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such holder of Stellar Common Stock as may be necessary to perfect appraisal rights under applicable law, without the prior written approval of Prosperity.

1.7            Prosperity Common Stock. At and after the Effective Time, each share of Prosperity Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.8            Treatment of Stellar Equity Awards.

(a)            At the Effective Time, (i) each compensatory option to purchase shares of Stellar Common Stock that is outstanding and unexercised as of immediately prior to the Effective Time (each, a “Stellar Option”) that has a per share exercise price that is less than the Per Share Merger Consideration Value (each, an “In-the-Money Option”) shall, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and each holder thereof shall have the right to receive (without interest) a cash payment equal to the product of (A) (I) the Per Share Merger Consideration Value minus (II) the exercise price per share of Stellar Common Stock subject to such Stellar Option as of immediately prior to the Effective Time multiplied by (B) the number of shares of Stellar Common Stock subject to such Stellar Option as of immediately prior to the Effective Time, and (ii) each Stellar Option that is not an In-the-Money Option and is outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled at the Effective Time with no consideration payable in respect thereof.

(b)            At the Effective Time, each award of a share of Stellar Common Stock subject solely to service-based vesting, repurchase or other lapse restriction that is outstanding immediately prior to the Effective Time (a “Stellar Restricted Stock Award”) shall fully vest and be cancelled and converted automatically into the right to receive (without interest) the Per Share Merger Consideration in respect of each share of Stellar Common Stock subject to such Stellar Restricted Stock Award immediately prior to the Effective Time plus any accrued but unpaid dividends, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than ten (10) business days following the Closing Date.

(c)            At the Effective Time, each restricted unit award relating to shares of Stellar Common Stock subject to performance-based vesting requirements that is outstanding immediately prior to the Effective Time (a “Stellar Performance Unit Award”) shall be cancelled and converted automatically into the right to receive (without interest) a cash payment equal to the product of (i) the Per Share Merger Consideration Value multiplied by (ii) the number of earned shares of Stellar Common Stock subject to such Stellar Performance Unit Award immediately prior to the Effective Time (with achievement of applicable performance metrics determined as set forth on Section 1.8(c) of the Stellar Disclosure Schedule) plus any accrued but unpaid dividend equivalents, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than ten (10) business days following the Closing Date (or any later date required by Section 409A of the Code). The portion of each such Stellar Performance Unit Award that does not become vested at the Effective Time in accordance with the terms of the applicable award agreement will be forfeited at the Effective Time for no consideration.

(d)            Each holder of a Stellar Restricted Stock Award converted into the right to receive the Per Share Merger Consideration that would have otherwise been entitled to receive a fraction of a share of Prosperity Common Stock (after aggregating all shares to be delivered in respect of all Stellar Equity Awards held by such holder) shall receive, in lieu thereof, a cash payment (rounded to the nearest cent) (without interest) in an amount equal to (i) such fractional part of a share of Prosperity Common Stock (rounded to the nearest thousandth when expressed in decimal form) multiplied by (ii) the Prosperity Share Closing Price (as defined below).

(e)            At or prior to the Effective Time, Stellar, the Board of Directors of Stellar and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including providing notice of the right to exercise the Stellar Option, for the treatment of the Stellar Equity Awards and to effectuate the provisions of this Section 1.8.

(f)            For purposes of this Agreement, the following terms shall have the following meanings:

(i)            “Per Share Merger Consideration Value” means the sum of (A) the product of (x) the Exchange Ratio multiplied by (y) the Prosperity Share Closing Price plus (B) the Per Share Cash Consideration.

(ii)           “Stellar Equity Awards” means the Stellar Restricted Stock Awards, the Stellar Options and the Stellar Performance Unit Awards.

1.9            Articles of Incorporation of Surviving Corporation. At the Effective Time, the articles of incorporation, as amended, of Prosperity, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10          Bylaws of Surviving Corporation. At the Effective Time, the amended and restated bylaws of Prosperity, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.11          Tax Consequences. The parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Reorganization Treatment”), and that this Agreement be and hereby is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.12          Bank Merger. Immediately following the Effective Time, Stellar Bank, a Texas banking association and a wholly owned Subsidiary of Stellar (“Stellar Bank”), will merge (the “Bank Merger”) with and into Prosperity Bank, a Texas banking association and a wholly owned Subsidiary of Prosperity (“Prosperity Bank”). Prosperity Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Stellar Bank shall cease. Promptly after the date of this Agreement, Prosperity Bank and Stellar Bank shall enter into an agreement and plan of merger in substantially the form attached hereto as Exhibit C (the “Bank Merger Agreement”). Each of Prosperity and Stellar shall approve the Bank Merger Agreement and the Bank Merger as the sole shareholder of Prosperity Bank and Stellar Bank, respectively. Prior to the Effective Time, Stellar shall cause Stellar Bank, and Prosperity shall cause Prosperity Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger (“Bank Merger Certificates”).

Article II

EXCHANGE OF SHARES

2.1            Prosperity to Make Consideration Available. At or prior to the Effective Time, Prosperity shall deposit, or shall cause to be deposited, with a bank or trust company designated by Prosperity and reasonably acceptable to Stellar (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) evidence in book-entry form, representing shares of Prosperity Common Stock to be issued pursuant to Section 1.5 and exchanged pursuant to Section 2.2(a) in exchange for outstanding shares of Stellar Common Stock (collectively, referred to herein as “New Certificates”), and (b) cash in an amount sufficient to pay (i) the aggregate cash portion of the Merger Consideration and (ii) cash in lieu of any fractional shares (such New Certificates and cash described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).

2.2            Exchange of Shares.

(a)            As promptly as practicable after the Effective Time, but in no event later than ten (10) business days thereafter, Prosperity shall use reasonable best efforts to cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Stellar Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Per Share Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for evidence in book-entry form representing the number of whole shares of Prosperity Common Stock, (such materials and instructions to include customary provisions with respect to delivery of an “agent’s message” with respect to book-entry shares), the Per Share Cash Consideration and any cash in lieu of fractional shares which the shares of Stellar Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent (it being understood that no certificates shall be required to be delivered for shares of Stellar Common Stock held in book-entry at the Effective Time), together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Prosperity Common Stock to which such holder of Stellar Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (x) the Per Share Cash Consideration, (y) any cash in lieu of a fractional share which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (z) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration or any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Per Share Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)            No dividends or other distributions declared with respect to Prosperity Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Prosperity Common Stock which the shares of Stellar Common Stock represented by such Old Certificate have been converted into the right to receive (after giving effect to Section 6.9).

(c)            If any New Certificate representing shares of Prosperity Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer and other similar Taxes required by reason of the issuance of a New Certificate representing shares of Prosperity Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not required to be paid.

(d)            After the Effective Time, there shall be no transfers on the stock transfer books of Stellar of the shares of Stellar Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Per Share Merger Consideration and cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in this Article II.

(e)            Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Prosperity Common Stock shall be issued upon the surrender for exchange of Old Certificates or otherwise pursuant to this Agreement, no dividend or distribution with respect to Prosperity Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Prosperity. In lieu of the issuance of any such fractional share, Prosperity shall pay to each former holder who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing sale prices of Prosperity Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the ten (10) consecutive full trading days ending on and including the fifth trading day immediately preceding the Closing Date (the “Prosperity Share Closing Price”) by (ii) the fraction of a share (after taking into account all shares of Stellar Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Prosperity Common Stock which such holder would otherwise be entitled to receive pursuant to Article I. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f)            Any portion of the Exchange Fund that remains unclaimed by the holders of Stellar Common Stock for one (1) year after the Effective Time shall be paid to the Surviving Corporation. Any former holders of Stellar Common Stock who have not theretofore exchanged their Old Certificates pursuant to this Article II shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration and cash in lieu of any fractional shares and any unpaid dividends and distributions on the Prosperity Common Stock deliverable in respect of each former share of Stellar Common Stock that such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Prosperity, Stellar, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Stellar Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)            Each of Prosperity and the Exchange Agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any applicable provision of state, local or non-U.S. Tax law. To the extent that amounts are so withheld by Prosperity or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the deduction and withholding was made by Prosperity or the Exchange Agent, as the case may be. Notwithstanding anything herein to the contrary, any amounts payable in connection with the Closing in respect of any Stellar Equity Award with respect to employee award holders of Stellar and its Subsidiaries may be made through the payroll system of the Surviving Corporation or one of its Subsidiaries.

(h)            In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Prosperity or the Exchange Agent, the posting by such person of a bond in such amount as Prosperity or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Per Share Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

Article III

REPRESENTATIONS AND WARRANTIES OF STELLAR

Except (a) as disclosed in the disclosure schedule delivered by Stellar to Prosperity concurrently herewith (the “Stellar Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Stellar Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Stellar that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (A) any other section of this Article III specifically referenced or cross-referenced and (B) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Stellar Reports publicly filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Stellar hereby represents and warrants to Prosperity as follows:

3.1            Corporate Organization.

(a)            Stellar is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”). Stellar has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Stellar is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Prosperity, Stellar or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of or effects to the extent resulting from (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements or authoritative interpretations thereof, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism or cyberattacks on third parties) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods, wildfires or other natural or manmade disasters or from any outbreak of any disease, epidemic, pandemic or other public health event, (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood that this clause (E) shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 4.3(b) or 4.4) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other banks or savings associations and their holding companies operating principally in the areas in which such party and its Subsidiaries are located) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the term “Subsidiary,” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such person for financial reporting purposes. True and complete copies of the articles of incorporation or certificate of formation, as applicable, of Stellar, as amended (the “Stellar Articles”) and the bylaws of Stellar, as amended (the “Stellar Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Stellar to Prosperity. True and complete copies of the organizational documents of Stellar Bank, as in effect as of the date of this Agreement, have previously been made available by Stellar to Prosperity.

(b)            Except, in the case of clauses (ii) and (iii) only, as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Stellar, each Subsidiary of Stellar (a “Stellar Subsidiary”) (i) is duly organized, licensed and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Stellar to pay dividends or distributions, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Stellar that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Stellar, threatened. Section 3.1(b) of the Stellar Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Stellar as of the date hereof.

3.2            Capitalization.

(a)            The authorized capital stock of Stellar consists of 140,000,000 shares of Stellar Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share. As of January 23, 2026, no shares of capital stock or other voting securities of Stellar are issued, reserved for issuance or outstanding, other than (i)  50,759,592 shares of Stellar Common Stock issued and outstanding (of which 454,448 shares of Stellar Common Stock were outstanding pursuant to Stellar Restricted Stock Awards), (ii) 71,736 shares of Stellar Common Stock reserved for issuance upon the exercise of outstanding Stellar Options (which Stellar Options have a weighted average exercise price of $22.10), (iii) Stellar Performance Unit Awards covering 159,833 shares of Stellar Common Stock (assuming achievement of the applicable performance goals at the target level) or 355,242 shares of Stellar Common Stock (assuming achievement of the applicable performance goals at the maximum level), (iv) 1,691,418 shares of Stellar Common Stock reserved for issuance pursuant to equity awards not yet granted under the Amended and Restated Stellar Bancorp, Inc. 2022 Omnibus Incentive Plan and (v) no shares of Stellar Common Stock held in treasury. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since January 23, 2026 resulting from the exercise of any Stellar Options described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of Stellar issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Stellar Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Stellar may vote are issued or outstanding. Except as set forth in Section 3.2(a) of the Stellar Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Stellar are issued or outstanding. Other than Stellar Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Stellar to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(b)            There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Stellar or any of the Stellar Subsidiaries has a contractual or other obligation with respect to the voting or transfer of Stellar Common Stock or other equity interests of Stellar. Other than the Stellar Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Stellar or any of its Subsidiaries) are outstanding. No Subsidiary of Stellar owns any shares of capital stock of Stellar.

(c)            Stellar owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Stellar Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Stellar Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Stellar Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3            Authority; No Violation.

(a)            Stellar has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Requisite Stellar Vote, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Stellar. The Board of Directors of Stellar has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Stellar and has directed that this Agreement and the transactions contemplated hereby be submitted to Stellar’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Stellar Common Stock entitled to vote on this Agreement (the “Requisite Stellar Vote”), and the adoption and approval of the Bank Merger Agreement by the board of directors of Stellar Bank and Stellar as its sole shareholder, no other corporate proceedings on the part of Stellar are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Stellar and (assuming due authorization, execution and delivery by Prosperity) constitutes a valid and binding obligation of Stellar, enforceable against Stellar in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or their parent companies or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

(b)            Subject to the receipt of the Requisite Stellar Vote, neither the execution and delivery of this Agreement by Stellar nor the consummation by Stellar of the transactions contemplated hereby, nor compliance by Stellar with any of the terms or provisions hereof, will (i) violate any provision of the Stellar Articles or the Stellar Bylaws or comparable governing documents of any Stellar Subsidiary or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Stellar or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Stellar or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Stellar or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar.

3.4            Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board, FDIC or the Texas Department of Banking (the “TDB”) in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices and expiration of any related waiting period, (d) the filing of any required applications, filings or notices listed on Section 3.4 of the Stellar Disclosure Schedule or Section 4.4 of the Prosperity Disclosure Schedule and approval or non-objection, as applicable, of such applications, filings and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) by Prosperity of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (f) the filing of the Certificate of Merger with the Texas Secretary pursuant to the TBOC and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Prosperity Common Stock pursuant to this Agreement and the approval of the listing of such Prosperity Common Stock on the NYSE, no notices to, consents or approvals of or non-objections of, waivers or authorizations by, or applications, filings or registrations with any court or administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by Stellar of this Agreement or (ii) the consummation of the Merger and the other transactions contemplated hereby (including the Bank Merger). As used in this Agreement, “SRO” means (A) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (B) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market. As of the date hereof, Stellar is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5            Reports.

(a)            Stellar and each of its Subsidiaries have timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with (i) any state regulatory authority (including the TDB), (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) any foreign regulatory authority, (vi) any SRO and (vii) any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over the parties or their respective Subsidiaries ((i) – (vii), collectively, “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Stellar and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Stellar, investigation into the business or operations of Stellar or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Stellar or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Stellar or any of its Subsidiaries since January 1, 2023, in each case, which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar.

(b)            An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Stellar or any of its Subsidiaries pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, since January 1, 2023 (the “Stellar Reports”) is publicly available. No such Stellar Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Stellar Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Stellar has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Stellar Reports.

3.6            Financial Statements.

(a)            The financial statements of Stellar and its Subsidiaries included (or incorporated by reference) in the Stellar Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Stellar and its Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Stellar and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Stellar and its Subsidiaries have been, since January 1, 2023, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Crowe LLP has not resigned (or informed Stellar that it intends to resign) or been dismissed as independent public accountants of Stellar as a result of or in connection with any disagreements with Stellar on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)            Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar, neither Stellar nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Stellar, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Stellar included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c)            The records, systems, controls, data and information of Stellar and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Stellar or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar. Stellar (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Stellar, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Stellar by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Stellar’s outside auditors and the audit committee of Stellar’s Board of Directors (x) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Stellar’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Stellar, any fraud, whether or not material, that involves management or other employees who have a significant role in Stellar’s internal controls over financial reporting. These disclosures were made in writing by management to Stellar’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available to Prosperity. To the knowledge of Stellar, there is no reason to believe that Stellar’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)            Since January 1, 2023, (i) neither Stellar nor any of its Subsidiaries, nor, to the knowledge of Stellar, any director, officer, auditor, accountant or representative of Stellar or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Stellar, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Stellar or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Stellar or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Stellar or any of its Subsidiaries, whether or not employed by Stellar or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Stellar or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Stellar or any committee thereof or similar governing body of any Stellar Subsidiary or any committee thereof, or, to the knowledge of Stellar, to any director or officer of Stellar or any Stellar Subsidiary.

3.7            Broker’s Fees. Neither Stellar nor any Stellar Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement other than Keefe, Bruyette & Woods, Inc. A true and complete copy of the engagement letter with Keefe, Bruyette & Woods, Inc. in connection with this Agreement and the transactions contemplated hereby has been made available to Prosperity.

3.8            Absence of Certain Changes or Events.

(a)            Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar.

(b)            Since September 30, 2025 through the date of this Agreement, except with respect to the transactions contemplated hereby, Stellar and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9            Legal Proceedings.

(a)            Neither Stellar nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Stellar, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Stellar or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar, or (ii) of a material nature challenging the validity or propriety of this Agreement or the transactions contemplated hereby.

(b)            There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Stellar, any of its Subsidiaries or the assets of Stellar or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

3.10          Taxes and Tax Returns.

(a)            Each of Stellar and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns have been prepared in all material respects in accordance with applicable Laws and are true, correct, and complete in all material respects. Neither Stellar nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return which extension remains in effect (other than any automatic or automatically granted extensions).

(b)            All material Taxes of Stellar and its Subsidiaries (whether or not shown on any Tax Return) that are required to be paid by them have been fully and timely paid.

(c)            Each of Stellar and its Subsidiaries has (i) duly and timely paid, deducted, withheld and collected all material Taxes required to be paid, deducted, withheld or collected by it with respect to any payment owing to, or received from, any employee, creditor, shareholder, independent contractor, customer or other third party (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied in all material respects with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements).

(d)            There is no (i) material litigation, audit, examination, investigation or other administrative or judicial proceeding with any Governmental Entity pending or threatened in writing with respect to any Taxes or Tax Returns of Stellar or any of its Subsidiaries or (ii) deficiency for a material amount of Taxes that has been proposed, asserted or assessed in writing by any Governmental Entity against Stellar or any of its Subsidiaries (and that has not been fully satisfied by payment or finally settled).

(e)            Neither Stellar nor any of its Subsidiaries (i) has waived or extended any statute of limitations with respect to the collection or assessment of material Taxes, which waiver or extension has not since expired and excluding extensions due to automatic extensions of time to file Tax Returns, or (ii) has requested a waiver or extension of any statute of limitations with respect to the collection or assessment of material Taxes, which request is still outstanding and excluding extensions due to automatic extensions of time to file Tax Returns.

(f)             No material claim in respect of Taxes has been made in writing by any Tax authority in a jurisdiction where Stellar or any of its Subsidiaries has not filed Tax Returns that indicate that Stellar or any of its Subsidiaries is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction.

(g)            There are no Liens in respect of or on account of material Taxes upon any property or assets of Stellar or any of its Subsidiaries, other than Permitted Encumbrances.

(h)            Except as set forth in Section 3.10(h) of the Stellar Disclosure Schedule, neither Stellar nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined, unitary, group relief or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is or was Stellar or any of its Subsidiaries) or (ii) has any liability for the Taxes of any person (other than Stellar or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar or analogous provision of state, local or non-U.S. Law), as a transferee or successor, by contract (excluding contracts entered into in the ordinary course of business not primarily related to Taxes) or otherwise by operation of law.

(i)             Neither Stellar nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(j)             Neither Stellar nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

(k)            As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

(l)             As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

(m)           As used in this Agreement, the term “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of the provisions of the Code.

3.11          Employees and Employee Benefit Plans.

(a)            Section 3.11(a) of the Stellar Disclosure Schedule lists all material Stellar Benefit Plans. For purposes of this Agreement, “Stellar Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, medical, life or other insurance or welfare, retiree medical or life insurance, pension or retirement, supplemental retirement, severance or other compensation or benefit plans, programs, agreements or arrangements, and all retention, bonus, employment, consulting, termination or severance plans, programs or arrangements or other contracts or agreements to or with respect to which Stellar or any Subsidiary or any trade or business of Stellar or any of its Subsidiaries, whether or not incorporated, all of which together with Stellar would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA (a “Stellar ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Stellar or any of its Subsidiaries or any Stellar ERISA Affiliate, or to which Stellar or any of its Subsidiaries is required or obligated to maintain, contribute to or sponsor or with respect to which Stellar or any of its Subsidiaries has any direct or indirect liability, for the benefit of any current or former employee, officer, director or independent contractor of Stellar or any of its Subsidiaries or any Stellar ERISA Affiliate.

(b)            Stellar has heretofore made available to Prosperity true and complete copies of each of the material Stellar Benefit Plans (or for an unwritten material Stellar Benefit Plan, a written description of the material terms thereof) and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements to any Stellar Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the IRS for the last two (2) plan years, (iii) the most recently received IRS determination letter, if any, relating to any such Stellar Benefit Plan, (iv) the most recently prepared actuarial report for each such Stellar Benefit Plan (if applicable) for each of the last two (2) years and (vi) all material non-routine correspondence received from or sent to any Governmental Entity within the past two (2) years.

(c)            Each Stellar Benefit Plan has been established, operated, maintained and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except for such noncompliance as would not reasonably be likely to have either individually or in the aggregate a Material Adverse Effect on Stellar.

(d)            Each Stellar Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS with respect to such qualification, which letter has not been revoked (nor has revocation been threatened), or is in a form that is the subject of a favorable advisory or opinion letter from the IRS, and, to the knowledge of Stellar, there are no existing circumstances and no events have occurred that would have a material adverse effect on the qualified status of any such Stellar Benefit Plan or the related trust or increase the costs relating thereto.

(e)            Section 3.11(e) of the Stellar Disclosure Schedule contains a list of all Stellar Benefit Plans that are nonqualified deferred compensation or salary continuation arrangements, including (i) the terms under which the cash value of any life insurance purchased in connection with any such arrangement can be realized and (ii) the amount of all future benefit payments owed on behalf of each participant as of December 31, 2025, which amounts have been accrued in accordance with GAAP on the latest audited financial statements included in the Stellar Reports and will be, as of the Closing Date, accrued in accordance with GAAP to the extent necessary to make full and final payments under any such arrangements or fully paid. Each Stellar Benefit Plan has been maintained in documentary and operational compliance, in all material respects, with Section 409A of the Code and the regulations thereunder or an available exemption therefrom.

(f)             None of Stellar and its Subsidiaries nor any Stellar ERISA Affiliate has, at any time during the last six (6) years, maintained, sponsored, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Stellar and its Subsidiaries nor any Stellar ERISA Affiliate has incurred any material liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that has not been satisfied in full.

(g)            Neither Stellar nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health, medical or life insurance for any current or former employees or other service providers or beneficiaries or dependents thereof, other than (i) coverage that continues solely through the end of the calendar month in which employment terminates or (ii) as required by Section 4980B of the Code.

(h)            All material contributions required to be made to any Stellar Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Stellar Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Stellar in accordance with GAAP.

(i)             There are no pending or, to the knowledge of Stellar, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of Stellar, no set of circumstances exists that may reasonably be likely to give rise to a material claim or lawsuit, against any Stellar Benefit Plan, any fiduciaries thereof with respect to their duties to any Stellar Benefit Plan or the assets of any of the trusts under any of the Stellar Benefit Plans that could in any case reasonably be likely to result in any material liability of Stellar or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Stellar Benefit Plan, or any other party.

(j)             None of Stellar or its Subsidiaries nor any Stellar ERISA Affiliate nor, to the knowledge of Stellar, any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which could subject any of the Stellar Benefit Plans or their related trusts, Stellar, any of its Subsidiaries, any Stellar ERISA Affiliate or any person that Stellar or any of its Subsidiaries has an obligation to indemnify to any material tax or material penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k)            Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or independent contractor of Stellar or any of its Subsidiaries to any payment or benefit, including severance pay, unemployment compensation, accrued pension benefit, or a change in control bonus or retention payment, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of Stellar or any of its Subsidiaries, (iii) accelerate the timing of or trigger any funding obligation under a rabbi trust or similar funding vehicle under any Stellar Benefit Plan, or (iv) result in any limitation on the right of Stellar or any of its Subsidiaries or Stellar ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any Stellar Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Stellar or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Stellar has made available to Prosperity preliminary copies of Section 280G calculations with respect to any disqualified individual in connection with the transactions contemplated hereby, which set forth: (A) the amount of each payment or benefit that is reasonably likely to become payable to each executive officer and any other employee or service provider who is a disqualified individual (as such term is defined in Treasury Regulations Section 1.280G-1) under any Stellar Benefit Plan as a result of the transactions contemplated hereby, or an associated termination of employment or service, including as a result of accelerated vesting, and (B) the amount (if any) of the “excess parachute payments” within the meaning of Section 280G of the Code that is reasonably likely to become payable to each such executive officer, employee or service provider.

(l)             No Stellar Benefit Plan provides for, and Stellar does not have any obligation to provide, the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

(m)           There are, and since January 1, 2023 have been, no pending or, to the knowledge of Stellar, threatened labor grievances or unfair labor practice claims or charges against Stellar or any of its Subsidiaries, or any strikes or other labor disputes against Stellar or any of its Subsidiaries. Neither Stellar nor any of its Subsidiaries are or have ever been party to or bound by any collective bargaining or similar agreement with any labor union, works council or similar labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Stellar or any of its Subsidiaries, and, to the knowledge of Stellar, there are, and since January 1, 2023 have been, no organizing efforts by any union or other group seeking to represent any employees of Stellar or any of its Subsidiaries.

(n)            Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar, Stellar and its Subsidiaries are in compliance with, and since January 1, 2023 have complied with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, worker classification (including the proper classification of workers as independent contractors and consultants and employees as exempt or non-exempt), equitable pay practices, privacy right, labor disputes, employment discrimination, sexual harassment or discrimination, workers’ compensation or long-term disability policies, safety, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements). There are no claims or actions pending or, to Stellar’s knowledge, threatened, between Stellar or any of its Subsidiaries and any employee of Stellar or any of its Subsidiaries.

(o)            Stellar has provided or made available to Prosperity a true and complete list identifying all employees of Stellar or any of its Subsidiaries as of a date not more than three (3) business days before the date hereof and specifying with respect to each such employee, as of such date, the employee’s: (i) name or employee identification number, (ii) job title, (iii) employing entity, (iv) primary work location, (v) date of hire, (vi) base salary or regular hourly wage rate, as applicable, (vii) classification as full-time or part-time, and (viii) classification as exempt or non-exempt under the Fair Labor Standards Act (the “Stellar Employee Census”). Stellar has provided or made available to Prosperity a true and complete list identifying all independent contractors of Stellar or any of its Subsidiaries as of a date not more than three (3) business days before the date hereof and specifying with respect to each such contractor, as of such date, the contractor’s: (A) length of service, (B) compensation terms, and (C) brief summary of services provided.

3.12          Compliance with Applicable Law.

(a)            Stellar and each of its Subsidiaries hold, and have at all times since January 1, 2023 held, all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar, and to the knowledge of Stellar no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit or authorization is threatened.

(b)            Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar, Stellar and each of its Subsidiaries have complied with and are not in default or violation under any law, statute, order, rule, regulation, policy or guideline of any Governmental Entity applicable to Stellar or any of its Subsidiaries, including (to the extent applicable to Stellar or its Subsidiaries) all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law or regulation relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(c)            Stellar Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(d)            Stellar maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data.

(e)            None of Stellar or any of its Subsidiaries, or to the knowledge of Stellar, any director, officer, employee, agent or other person acting on behalf of Stellar or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Stellar or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Stellar or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Stellar or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Stellar or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Stellar or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Stellar or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar.

(f)            As of the date hereof, Stellar, Stellar Bank and each other insured depository institution Subsidiary of Stellar is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator) and, as of the date hereof, neither Stellar nor any of its Subsidiaries has received any notice from a Governmental Entity that its status as “well-capitalized” or that Stellar Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

(g)            Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar, (i) Stellar and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations, (ii) none of Stellar, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account and (iii) neither Stellar nor any of its Subsidiaries has received any written or, to the knowledge of Stellar, oral, customer demands, complaints or other communications that are unresolved and which assert facts or circumstances that would, if true, constitute a breach of trust with respect to any fiduciary or agency account.

3.13          Certain Contracts.

(a)            Except as set forth in Section 3.13(a) of the Stellar Disclosure Schedule or as filed with any Stellar Report filed prior to the date hereof, as of the date hereof, neither Stellar nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any Stellar Benefit Plan):

(i)            which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)           which contains a provision that materially restricts the conduct of any line of business by Stellar or any of its Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to (x) engage in any line of business or in any geographic region or (y) solicit any customer, client or employee of any person in any jurisdiction (other than, in the case of this clause (y), contracts with vendors or restrictions on soliciting employees arising under confidentiality or non-disclosure entered into by Stellar or any of its Subsidiaries in the ordinary course of business);

(iii)          which is a collective bargaining agreement or similar agreement with any labor organization;

(iv)          any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Stellar Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, except in case above where the amount does not exceed $1,000,000 individually;

(v)           (A) that relates to the incurrence of indebtedness by Stellar or any of its Subsidiaries, including any debt for borrowed money, obligations evidenced by notes, debentures or similar instruments, sale and leaseback transactions, capitalized or finance leases and other similar financing arrangements, or any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case, incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Stellar or any of its Subsidiaries of, or any similar commitment by Stellar or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $2,500,000 or more;

(vi)          that is any alliance, cooperation, joint venture, shareholders’, partnership or similar agreement involving a sharing of profits or losses relating to Stellar or any of its Subsidiaries;

(vii)         that grants or contains any (A) exclusive dealing obligation, (B) “clawback” or similar undertaking requiring the reimbursement or refund of any fees, (C) “most favored nation” or similar provision granted by Stellar or any of its Subsidiaries or (D) right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Stellar or its Subsidiaries, taken as a whole;

(viii)        which creates or is reasonably expected to create future payment obligations in excess of $750,000 per annum (other than any such contracts which are terminable by Stellar or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice), other than extensions of credit, other customary banking products offered by Stellar or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business consistent with past practice;

(ix)           that is a settlement, consent or similar agreement and contains any material continuing obligations of Stellar or any of its Subsidiaries;

(x)            that relates to the acquisition or disposition of any person, business or asset and under which Stellar or its Subsidiaries have or may have a material obligation or liability (including with respect to any “earn-out,” contingent purchase price or similar contingent payment obligation, or any material indemnification liability after the date hereof);

(xi)           that is any lease or other similar contract (whether real, personal or mixed, tangible or intangible) pursuant to which the annualized rent or lease payments for the lease year that includes December 31, 2025, as applicable, were in excess of $500,000;

(xii)          that is any contract or agreement that (A) grants Stellar or one of its Subsidiaries any right to use any Intellectual Property (other than “shrink-wrap,” “click-wrap” or “web-wrap” licenses in respect of commercially available software) and that provides for payments in excess of $750,000 per annum, (B) permits any third person (including pursuant to any license agreement, coexistence agreements and covenants not to use) to use, enforce or register any Intellectual Property that is owned by Stellar or any of its Subsidiaries and that is material to their business, taken as a whole or (C) restricts the right of Stellar or one of its Subsidiaries to use or register any material Intellectual Property that is owned or purported to be owned by Stellar or any of its Subsidiaries; or

(xiii)         that relates to the pledge of or Lien on any assets of Stellar or its Subsidiaries.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Stellar Disclosure Schedule, is referred to herein as a “Stellar Contract,” and neither Stellar nor any of its Subsidiaries knows of, or has received written, or to the knowledge of Stellar, oral notice of, any violation of any Stellar Contract by any of the other parties thereto which would reasonably be likely to be, either individually or in the aggregate, material to Stellar and its Subsidiaries, taken as a whole. Stellar has made available to Prosperity true, correct and complete copies of each Stellar Contract in effect as of the date hereof.

(b)            In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar:  each Stellar Contract is valid and binding on Stellar or one of its Subsidiaries, as applicable, and in full force and effect,  Stellar and each of its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Stellar Contract,  to the knowledge of Stellar each third-party counterparty to each Stellar Contract has performed all obligations required to be performed by it to date under such Stellar Contract, and  no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Stellar or any of its Subsidiaries or, to the knowledge of Stellar, any counterparty thereto, under any such Stellar Contract.

3.14          Agreements with Regulatory Agencies. Neither Stellar nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Stellar Disclosure Schedule, a “Stellar Regulatory Agreement”), nor has Stellar or any of its Subsidiaries been advised in writing or, to the knowledge of Stellar, orally, since January 1, 2023, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Stellar Regulatory Agreement.

3.15          Derivative Instruments. (a) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar, all Derivative Transactions, whether entered into for the account of Stellar or one of its Subsidiaries or for the account of a customer of Stellar or one of its Subsidiaries, were entered into in the ordinary course of business of Stellar and its Subsidiaries and in material compliance with applicable laws and other policies, practices and procedures employed by Stellar and its Subsidiaries, as applicable, and are legal, valid and binding obligations of Stellar or one of their respective Subsidiaries, as applicable, enforceable against it in accordance with their terms (except as such enforcement may be limited by Enforceability Exceptions), and are in full force and effect; and (b) Stellar and its Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent required, and, to the knowledge of Stellar, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder. As used herein, “Derivative Transactions” shall mean any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including any collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.16          Environmental Matters. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar, Stellar and its Subsidiaries are in compliance, and, since January 1, 2023 have complied, with all federal, state and local laws, regulations, orders, decrees, permits, authorizations, common laws and other legal requirements relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, environmental contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of Stellar, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be likely to result in the imposition, on Stellar or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Stellar, which liability or obligation would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar. To the knowledge of Stellar, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar. Stellar is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, regulatory agency or third party imposing any liability or obligation with respect to any Environmental Law that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar. There has been no written third-party environmental site assessment conducted since January 1, 2023 assessing the presence of hazardous materials located on any property owned or leased by Stellar or any of its Subsidiaries that is within the possession or control of Stellar and its affiliates as of the date of this Agreement that has not been delivered to Prosperity prior to the date of this Agreement.

3.17          Investment Securities.

(a)            Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar, each of Stellar and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Stellar Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Stellar or its Subsidiaries. Such securities and commodities are valued on the books of Stellar in accordance with GAAP in all material respects.

(b)            Stellar and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Stellar believes are prudent and reasonable in the context of their respective businesses, and Stellar and its Subsidiaries have, since January 1, 2023, been in compliance with such policies, practices and procedures in all material respects.

3.18          Real Property.

(a)            Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar, Stellar or a Stellar Subsidiary (i) has good and marketable title to all of the real property reflected in the latest audited balance sheet included in the Stellar Reports as being owned by Stellar or a Subsidiary of Stellar or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Stellar Owned Properties”), free and clear of all material Liens, except (A) statutory Liens securing payments not yet due, (B) Liens for real property Taxes not yet due and payable, (C) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (D) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Stellar Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Stellar Leased Properties” and, collectively with the Stellar Owned Properties, the “Stellar Real Property”), free and clear of all material Liens of any nature created by Stellar or any of its Subsidiaries or, to the knowledge of Stellar, any other Person, except for Permitted Encumbrances, and is in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the leases, subleases, licenses or other contracts (including all amendments, modifications and supplements thereto) (the “Real Property Leases”), and each such Real Property Lease is valid without material default thereunder by the lessee or, to the knowledge of Stellar, the lessor. There are no material pending or, to the knowledge of Stellar, threatened condemnation proceedings against any Stellar Real Property.

(b)            Except as would not materially affect the value or use of, or otherwise materially impair the business operations at, any Stellar Real Property or Leased Real Property, no Person other than Stellar and its Subsidiaries has (i) any right in any of the Stellar Real Property or any right to use or occupy any portion of the Stellar Real Property or (ii) any right to use or occupy any portion of the Leased Properties.

3.19          Intellectual Property. Stellar and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens other than any Permitted Encumbrances), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar, (a) the use of any Intellectual Property by Stellar and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Stellar or any Stellar Subsidiary acquired the right to use any Intellectual Property; (b) no person has asserted to Stellar in writing that Stellar or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (c) to the knowledge of Stellar, no person is challenging, infringing on or otherwise violating any right of Stellar or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Stellar or its Subsidiaries; (d) neither Stellar nor any Stellar Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Stellar or any Stellar Subsidiary; and (e) since January 1, 2023, to the knowledge of Stellar, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Stellar and its Subsidiaries. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Stellar, Stellar and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Stellar and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, trade names, brand names, Internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto and any re-examinations, renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how (including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person); writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.20          Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Stellar or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Stellar or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Stellar Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Stellar), on the other hand, of the type required to be reported in any Stellar Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.

3.21          Takeover Restrictions. The Board of Directors of Stellar has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any applicable provisions of the takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions of the Stellar Articles or Stellar Bylaws (any such laws, collectively with any similar provisions of the Stellar Articles or Stellar Bylaws, “Takeover Restrictions”).

3.22          Reorganization. Stellar has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23          Opinion. Prior to the execution of this Agreement, the Board of Directors of Stellar has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) from Keefe, Bruyette & Woods, Inc., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Stellar Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24          Stellar Information. The information relating to Stellar and its Subsidiaries that is provided by Stellar or its representatives specifically for inclusion in (a) the Proxy Statement, (b) the S-4, (c) the documents and financial statements of Stellar incorporated by reference in the Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Stellar and its Subsidiaries and other portions within the reasonable control of Stellar and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Stellar with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Prosperity or its Subsidiaries for inclusion in the Proxy Statement or the S-4.

3.25          Loan Portfolio.

(a)            All loans and other extensions of credit (including overdrafts and commitments to extend credit) (each a “Loan”) as of the date hereof by Stellar or its Subsidiaries to any directors, executive officers and principal shareholders (as the terms directors, executive officers and principal shareholders are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Stellar or any of its Subsidiaries, are and were originated in compliance in all material respects with all applicable laws.

(b)            Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar, each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, Stellar’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), with all applicable regulatory guidelines and with all applicable law.

(c)            None of the agreements pursuant to which Stellar or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan (other than first payment defaults).

(d)            Section 3.25(d) of the Stellar Disclosure Schedule identifies (A) each Loan that as of December 31, 2025 (the “List Date”) had an outstanding balance and/or unfunded commitment of $1,000,000 or more and that as of such date (i) was contractually past due thirty (30) days or more in the payment of principal and/or interest, (ii) was on non-accrual status, (iii) was classified by Stellar or its Subsidiaries on its system of record or by any Regulatory Agency as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list” or “special mention” (or words of similar import), (iv) the interest rate terms had been reduced and/or the maturity dates had been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (v) a specific reserve allocation existed in connection therewith, (vi) was required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, (vii) was a high-volatility commercial real estate loan, (viii) to the knowledge of Stellar had past due Taxes associated therewith, or (ix) to the knowledge of Stellar have been originated or serviced in a manner that would result in the diminution or loss of any associated Small Business Administration (“SBA”) or similar guarantee, and (B) each asset of Stellar or any of its Subsidiaries that as of the List Date, had a book value of over $1,000,000 and that was classified as OREO or as an asset to satisfy Loans, including repossessed equipment, and the book value thereof as of such date. For each Loan identified in response to clause (A) above, Section 3.25(d) of the Stellar Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity (by account number or similar identifier) of the borrower thereunder as of the List Date.

(e)            Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Stellar, each outstanding Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected (including, if applicable, by the timely filing of UCC financing statements (and, if applicable, extensions thereof) or timely recording of deeds of trust), except as may be limited by Enforceability Exceptions, and the collateral for such Loan (x) to the extent collateral is required to be insured, the collateral is so insured and (y) has not been foreclosed upon, sold or transferred and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(f)             Neither Stellar nor any of its Subsidiaries is now, nor has it ever been since January 1, 2023, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26          Deposits. Except as set forth on Section 3.26 of the Stellar Disclosure Schedule, as of January 26, 2026, no deposit of Stellar Bank is a “brokered” deposit (as such term is defined in 12 C.F.R. § 337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

3.27          Insurance. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Stellar,  Stellar and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Stellar reasonably has determined to be prudent and consistent with industry practice, and neither Stellar nor any of its Subsidiaries has received notice to the effect that any of them are in default under any material insurance policy, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Stellar and its Subsidiaries, Stellar or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.28          No Investment Adviser or Broker-Dealer Subsidiary.

(a)            Neither Stellar nor any Subsidiary of Stellar serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

(b)            Neither Stellar nor any Subsidiary of Stellar is a broker-dealer required to be registered under the Exchange Act with the SEC.

3.29          No Other Representations or Warranties.

(a)            Except for the representations and warranties made by Stellar in this Article III or in any certificate delivered by or on behalf of Stellar pursuant to this Agreement, neither Stellar nor any other person makes any express or implied representation or warranty with respect to Stellar, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Stellar hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Stellar nor any other person makes or has made any representation or warranty to Prosperity or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Stellar, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Stellar in this Article III, any oral or written information presented to Prosperity or any of its affiliates or representatives in the course of their due diligence investigation of Stellar, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)            Stellar acknowledges and agrees that neither Prosperity nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV or in any certificate delivered by or on behalf of Prosperity pursuant to this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF PROSPERITY

Except (a) as disclosed in the disclosure schedule delivered by Prosperity to Stellar concurrently herewith (the “Prosperity Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Prosperity Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Prosperity that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (A) any other section of this Article IV specifically referenced or cross-referenced and (B) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Prosperity Reports publicly filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Prosperity hereby represents and warrants to Stellar as follows:

4.1            Corporate Organization.

(a)            Prosperity is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and is a bank holding company duly registered under the BHC Act that has elected to be treated as a financial holding company under the BHC Act. Prosperity has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Prosperity is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity. True and complete copies of the amended and restated articles of incorporation of Prosperity, as amended (“Prosperity Articles”), and amended and restated bylaws of Prosperity (“Prosperity Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Prosperity to Stellar.

(b)            Except, in the case of clauses (ii) and (iii) only, as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Prosperity, each Subsidiary of Prosperity (a “Prosperity Subsidiary”)  is duly organized, licensed and validly existing under the laws of its jurisdiction of organization,  is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and  has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Prosperity to pay dividends or distributions, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Prosperity that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Prosperity, threatened.

4.2            Capitalization.

(a)            As of the date hereof, the authorized capital stock of Prosperity consists of 200,000,000 shares of Prosperity Common Stock and 20,000,000 shares of preferred stock, par value $1.00 per share (“Prosperity Preferred Stock”). As of January 26, 2026, no shares of capital stock or other voting securities of Prosperity are issued, reserved for issuance or outstanding, other than (i) 97,542,909 shares of Prosperity Common Stock issued and outstanding (of which 595,888 shares of Prosperity Common Stock were outstanding pursuant to restricted stock awards (“Prosperity Restricted Stock Awards”) under the Prosperity 2020 Stock Incentive Plan), (ii) 1,337,231 shares of Prosperity Common Stock reserved for issuance pursuant to equity awards not yet granted under the Prosperity 2020 Stock Incentive Plan, and (iii) no shares of Prosperity Common Stock held in treasury. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since January 26, 2026 resulting from the exercise, vesting or settlement of any Prosperity Restricted Stock Award described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of Prosperity issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Prosperity Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Prosperity may vote are issued or outstanding. Except as set forth in Section 4.2(a) of the Prosperity Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Prosperity are issued or outstanding. Other than Prosperity Restricted Stock Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Prosperity to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(b)            There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Prosperity or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the Prosperity Common Stock or other equity interests of Prosperity. Other than the Prosperity Restricted Stock Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Prosperity or any of its Subsidiaries) are outstanding. No Subsidiary of Prosperity owns any shares of capital stock of Prosperity.

(c)            Prosperity owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Prosperity Subsidiary, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Prosperity Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3            Authority; No Violation.

(a)            Prosperity has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Prosperity. The Board of Directors of Prosperity has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Prosperity and its shareholders. Except for the adoption and approval of the Bank Merger Agreement by the board of directors of Prosperity Bank and Prosperity as its sole shareholder and the adoption of resolutions to give effect to the provisions of Section 6.21 in connection with the Closing, no other corporate proceedings on the part of Prosperity are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Prosperity and (assuming due authorization, execution and delivery by Stellar) constitutes a valid and binding obligation of Prosperity, enforceable against Prosperity in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Prosperity Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Prosperity will have any preemptive right or similar rights in respect thereof.

(b)            Neither the execution and delivery of this Agreement by Prosperity, nor the consummation by Prosperity of the transactions contemplated hereby, nor compliance by Prosperity with any of the terms or provisions hereof, will (i) violate any provision of the Prosperity Articles or the Prosperity Bylaws or comparable governing documents of any Prosperity Subsidiary or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Prosperity, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Prosperity or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Prosperity or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Prosperity.

4.4            Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board, FDIC or TDB in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices listed on Section 3.4 of the Stellar Disclosure Schedule or Section 4.4 of the Prosperity Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the SEC of the S-4 in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (f) the filing of the Certificate of Merger with the Texas Secretary pursuant to the TBOC and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Prosperity Common Stock pursuant to this Agreement and the approval of the listing of such Prosperity Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Prosperity of this Agreement or (ii) the consummation by Prosperity of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Prosperity is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5            Reports.

(a)            Prosperity and each of its Subsidiaries have timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with any Regulatory Agencies, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Prosperity and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Prosperity, investigation into the business or operations of Prosperity or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Prosperity or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Prosperity or any of its Subsidiaries since January 1, 2023, in each case, which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity.

(b)            An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Prosperity or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be, since January 1, 2023 (the “Prosperity Reports”) is publicly available. No such Prosperity Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Prosperity Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Prosperity has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Prosperity Reports.

4.6            Financial Statements.

(a)            The financial statements of Prosperity and its Subsidiaries included (or incorporated by reference) in the Prosperity Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Prosperity and its Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Prosperity and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Prosperity and its Subsidiaries have been, since January 1, 2023, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, Deloitte & Touche LLP has not resigned (or informed Prosperity that it intends to resign) or been dismissed as independent public accountants of Prosperity as a result of or in connection with any disagreements with Prosperity on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)            Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity, neither Prosperity nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Prosperity, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Prosperity included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c)            The records, systems, controls, data and information of Prosperity and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Prosperity or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity. Prosperity (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Prosperity, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Prosperity by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Prosperity’s outside auditors and the audit committee of Prosperity’s Board of Directors (x) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Prosperity’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Prosperity, any fraud, whether or not material, that involves management or other employees who have a significant role in Prosperity’s internal controls over financial reporting. These disclosures were made in writing by management to Prosperity’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available to Prosperity. To the knowledge of Prosperity, there is no reason to believe that Prosperity’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)            Since January 1, 2023, (i) neither Prosperity nor any of its Subsidiaries, nor, to the knowledge of Prosperity, any director, officer, auditor, accountant or representative of Prosperity or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Prosperity, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Prosperity or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Prosperity or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Prosperity or any of its Subsidiaries, whether or not employed by Prosperity or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Prosperity or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Prosperity or any committee thereof or similar governing body of any Prosperity Subsidiary or any committee thereof, or, to the knowledge of Prosperity, to any director or officer of Prosperity or any Prosperity Subsidiary.

4.7            Broker’s Fees. Neither Prosperity nor any Prosperity Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than any such fee that will be payable solely by Prosperity or any Prosperity Subsidiary.

4.8            Absence of Certain Changes or Events.

(a)            Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity.

(b)            Since September 30, 2025 through the date of this Agreement, except with respect to the transactions contemplated hereby, Prosperity and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9            Legal Proceedings.

(a)            Neither Prosperity nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Prosperity, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Prosperity or any of its Subsidiaries or any of their current or former directors or executive officers that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity.

(b)            There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Prosperity, any of its Subsidiaries or the assets of Prosperity or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

4.10            Taxes and Tax Returns.

(a)            Each of Prosperity and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns have been prepared in all material respects in accordance with applicable Laws and are true, correct, and complete in all material respects.

(b)            All material Taxes of Prosperity and its Subsidiaries (whether or not shown on any Tax Return) that are required to be paid by them have been fully and timely paid.

(c)            Each of Prosperity and its Subsidiaries has (i) duly and timely paid, deducted, withheld and collected all material Taxes required to be paid, deducted, withheld or collected by it with respect to any payment owing to, or received from, any employee, creditor, shareholder, independent contractor, customer or other third party (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied in all material respects with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements).

(d)            There is no (i) material litigation, audit, examination, investigation or other administrative or judicial proceeding with any Governmental Entity pending or threatened in writing with respect to any Taxes or Tax Returns of Prosperity or any of its Subsidiaries or (ii) deficiency for a material amount of Taxes that has been proposed, asserted or assessed in writing by any Governmental Entity against Prosperity or any of its Subsidiaries (and that has not been fully satisfied by payment or finally settled).

(e)            No material claim in respect of Taxes has been made in writing by any Tax authority in a jurisdiction where Prosperity or any of its Subsidiaries has not filed Tax Returns that indicate that Prosperity or any of its Subsidiaries is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction.

4.11          Employees and Employee Benefit Plans.

(a)            Each Prosperity Benefit Plan (as hereinafter defined) has been established, operated, maintained and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except for such noncompliance as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity. For purposes of this Agreement, “Prosperity Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, medical, life or other insurance or welfare, retiree medical or life insurance, pension or retirement, supplemental retirement, severance or other compensation or benefit plans, programs, agreements or arrangements, and all retention, bonus, employment, consulting, termination or severance plans, programs or arrangements or other contracts or agreements to or with respect to which Prosperity or any Subsidiary or any trade or business of Prosperity or any of its Subsidiaries, whether or not incorporated, all of which together with Prosperity would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA (a “Prosperity ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Prosperity or any of its Subsidiaries or any Prosperity ERISA Affiliate, or to which Prosperity or any of its Subsidiaries is required or obligated to maintain, contribute to or sponsor or with respect to which Prosperity or any of its Subsidiaries has any direct or indirect liability, for the benefit of any current or former employee, officer, director or independent contractor of Prosperity or any of its Subsidiaries or any Prosperity ERISA Affiliate.

(b)            Each Prosperity Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS with respect to such qualification, which letter has not been revoked (nor has revocation been threatened), or is in a form that is the subject of a favorable advisory or opinion letter from the IRS, and, to the knowledge of Prosperity, there are no existing circumstances and no events have occurred that would have a material adverse effect on the qualified status of any such Prosperity Benefit Plan or the related trust or increase the costs relating thereto.

(c)            None of Prosperity and its Subsidiaries nor any Prosperity ERISA Affiliate has, at any time during the last six (6) years, maintained, sponsored, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.

(d)            Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity, Prosperity and its Subsidiaries are in compliance with, and since January 1, 2023 have complied with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, worker classification (including the proper classification of workers as independent contractors and consultants and employees as exempt or non-exempt), equitable pay practices, privacy right, labor disputes, employment discrimination, sexual harassment or discrimination, workers’ compensation or long-term disability policies, safety, retaliation, immigration, family and medical leave, occupational safety and health and other laws in respect of any reduction in force (including notice, information and consultation requirements).

4.12          Compliance with Applicable Law.

(a)            Prosperity and each of its Subsidiaries hold, and have at all times since January 1, 2023 held, all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity, and to the knowledge of Prosperity, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit or authorization is threatened.

(b)            Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity, Prosperity and each of its Subsidiaries have complied with and are not in default or violation under any law, statute, order, rule, regulation, policy or guideline of any Governmental Entity applicable to Prosperity or any of its Subsidiaries, including (to the extent applicable to Prosperity or its Subsidiaries) all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law or regulation relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(c)            Prosperity Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(d)            Prosperity maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data.

(e)            None of Prosperity or any of its Subsidiaries, or to the knowledge of Prosperity, any director, officer, employee, agent or other person acting on behalf of Prosperity or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Prosperity or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Prosperity or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Prosperity or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Prosperity or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Prosperity or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Prosperity or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity.

(f)            As of the date hereof, Prosperity, Prosperity Bank and each other insured depository institution Subsidiary of Prosperity is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator) and, as of the date hereof, neither Prosperity nor any of its Subsidiaries has received any notice from a Governmental Entity that Prosperity Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

(g)            Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity, (i) Prosperity and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations, (ii) none of Prosperity, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account and (iii) neither Prosperity nor any of its Subsidiaries has received any written or, to the knowledge of Prosperity, oral, customer demands, complaints or other communications that are unresolved and which assert facts or circumstances that would, if true, constitute a breach of trust with respect to any fiduciary or agency account.

(h)            Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Prosperity, Prosperity and its Subsidiaries are in compliance, and, since January 1, 2023 have complied, with all Environmental Laws.

4.13         Certain Contracts.

(a)            Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Prosperity or any of its Subsidiaries is a party or by which Prosperity or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Prosperity, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Prosperity Contract”), and neither Prosperity nor any of its Subsidiaries knows of, or has received written, or to the knowledge of Prosperity, oral notice of, any violation of any Prosperity Contract by any of the other parties thereto which would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Prosperity.

(b)            In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity, each Prosperity Contract is valid and binding on Prosperity or one of its Subsidiaries, as applicable, and in full force and effect, Prosperity and each of its Subsidiaries have performed all obligations required to be performed by it prior to the date hereof under each Prosperity Contract, to the knowledge of Prosperity, each third-party counterparty to each Prosperity Contract has performed all obligations required to be performed by it to date under such Prosperity Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Prosperity or any of its Subsidiaries or, to the knowledge of Prosperity, any counterparty thereto, under any such Prosperity Contract.

4.14          Agreements with Regulatory Agencies. Neither Prosperity nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Prosperity Disclosure Schedule, a “Prosperity Regulatory Agreement”), nor has Prosperity or any of its Subsidiaries been advised in writing or, to the knowledge of Prosperity, orally, since January 1, 2023, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Prosperity Regulatory Agreement.

4.15          Derivative Instruments. (a) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity, all Derivative Transactions, whether entered into for the account of Prosperity or one of its Subsidiaries or for the account of a customer of Prosperity or one of its Subsidiaries, were entered into in the ordinary course of business of Prosperity and its Subsidiaries and in material compliance with applicable laws and other policies, practices and procedures employed by Prosperity and its Subsidiaries, as applicable, and are legal, valid and binding obligations of Prosperity or one of their respective Subsidiaries, as applicable, enforceable against it in accordance with their terms (except as such enforcement may be limited by Enforceability Exceptions), and are in full force and effect; and (b) Prosperity and its Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent required, and, to the knowledge of Prosperity, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

4.16          Investment Securities.

(a)            Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity, each of Prosperity and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Prosperity Reports and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Prosperity or its Subsidiaries. Such securities and commodities are valued on the books of Prosperity in accordance with GAAP in all material respects.

(b)            Prosperity and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Prosperity believes are prudent and reasonable in the context of their respective businesses, and Prosperity and its Subsidiaries have, since January 1, 2023, been in compliance with such policies, practices and procedures in all material respects.

4.17          Information Technology. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Prosperity, since January 1, 2023, to the knowledge of Prosperity, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Prosperity and its Subsidiaries.

4.18          Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Prosperity or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Prosperity or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Prosperity Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Prosperity), on the other hand, of the type required to be reported in any Prosperity Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.

4.19          Reorganization. Prosperity has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.20          Prosperity Information. The information relating to Prosperity and its Subsidiaries that is provided by Prosperity or its representatives specifically for inclusion in (a) the Proxy Statement, (b) the S-4, (c) the documents and financial statements of Prosperity incorporated by reference in the Proxy Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Prosperity and its Subsidiaries and other portions within the reasonable control of Prosperity and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Prosperity with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Stellar or its Subsidiaries for inclusion in the Proxy Statement or the S-4.

4.21          Loan Portfolio.

(a)            All Loans as of the date hereof by Prosperity or its Subsidiaries to any directors, executive officers and principal shareholders (as the terms directors, executive officers and principal shareholders are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Prosperity or any of its Subsidiaries, are and were originated in compliance in all material respects with all applicable laws.

(b)            Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prosperity, each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, Prosperity’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), with all applicable regulatory guidelines and with all applicable law.

(c)            None of the agreements pursuant to which Prosperity or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan (other than first payment defaults).

(d)            Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Prosperity, each outstanding Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected (including, if applicable, by the timely filing of UCC financing statements (and, if applicable, extensions thereof) or timely recording of deeds of trust), except as may be limited by Enforceability Exceptions, and the collateral for such Loan (x) to the extent collateral is required to be insured, the collateral is so insured and (y) has not been foreclosed upon, sold or transferred and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(e)            Neither Prosperity nor any of its Subsidiaries is now, nor has it ever been since January 1, 2023, subject to any material fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

4.22          No Other Representations or Warranties.

(a)            Except for the representations and warranties made by Prosperity in this Article IV or in any certificate delivered by or on behalf of Prosperity pursuant to this Agreement, neither Prosperity nor any other person makes any express or implied representation or warranty with respect to Prosperity, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Prosperity hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Prosperity nor any other person makes or has made any representation or warranty to Stellar or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Prosperity, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Prosperity in this Article IV, any oral or written information presented to Stellar or any of its affiliates or representatives in the course of their due diligence investigation of Prosperity, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)            Prosperity acknowledges and agrees that neither Stellar nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III or in any certificate delivered by or on behalf of Stellar pursuant to this Agreement.

Article V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1            Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Stellar Disclosure Schedule), required by law or as consented to in writing by Prosperity (such consent not to be unreasonably withheld, conditioned or delayed),  Stellar shall, and shall cause its Subsidiaries to, (i) conduct its business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact its business organization and relationships with employees, officers, directors, customers, depositors, suppliers, correspondent banks, Governmental Entities with jurisdiction over its operations and other third parties having material business relationships with Stellar or any of its Subsidiaries, and  Stellar shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect in any material respect or delay in any material respect the receipt of any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2            Stellar Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Stellar Disclosure Schedule), required by applicable law or as consented to in writing by Prosperity (such consent not to be unreasonably withheld, conditioned or delayed), Stellar shall not, and shall not permit any of its Subsidiaries to:

(a)            in each case, other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) the creation of deposit liabilities, (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case in the ordinary course of business with terms and conditions consistent with past practice, incur any indebtedness for borrowed money, obligations evidenced by notes, debentures or similar instruments, sale and leaseback transactions, capital or finance leases or other similar financing arrangements (other than indebtedness solely between or among Stellar and any of its wholly owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person (other than any wholly owned Subsidiary of Stellar);

(b)           (i)            adjust, split, combine or reclassify any capital stock;

(ii)            make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other equity or voting securities (except (A) regular quarterly cash dividends by Stellar at a rate not in excess of $0.15 per share of Stellar Common Stock, (B) dividends provided for and paid on any trust preferred securities of Stellar or its Subsidiaries in accordance with the terms thereof, (C) dividends paid by any of the Subsidiaries of Stellar to Stellar or any of its wholly owned Subsidiaries, or (D) the acceptance of shares of Stellar Stock as payment for the exercise, vesting, settlement or withholding of taxes for Stellar Equity Awards and dividend equivalents thereon, if any, in each case, in accordance with past practice and to the extent required by the terms of the applicable award agreements as in effect on the date hereof);

(iii)           grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, including Stellar Equity Awards, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock or other equity or voting securities; or

(iv)           issue, sell or otherwise permit to become outstanding any additional shares of capital stock or other equity or voting securities or securities convertible or exchangeable into, or exercisable for or valued by reference to, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, except for the issuance of shares upon the vesting or settlement of Stellar Equity Awards (and dividend equivalents thereon, if any) outstanding as of the date hereof or granted on or after the date hereof to the extent permitted under this Agreement;

(c)            sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any person, in each case other than in the ordinary course of business;

(d)            except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any investment or acquisition, whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation or formation of a joint venture or otherwise, in or of any property or assets of any other individual, corporation or other entity, other than a wholly owned Subsidiary of Stellar;

(e)            in each case except for transactions in the ordinary course of business, (i) terminate, materially amend, or waive any material provision of, any Stellar Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business without material adverse changes to terms with respect to Stellar or its Subsidiaries or (ii) enter into any contract that would constitute a Stellar Contract if it were in effect on the date of this Agreement;

(f)            except as required by applicable law or the terms of any Stellar Benefit Plan as in effect as of the date hereof, (i) enter into, adopt or terminate any Stellar Benefit Plan (including any plans, programs, policies, agreements or arrangements that would be considered a Stellar Benefit Plan if in effect as of the date hereof), or (ii) amend any Stellar Benefit Plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a Stellar Benefit Plan if in effect as of the date hereof), other than administrative amendments in the ordinary course of business consistent with past practice that do not materially increase the cost or expense of maintaining, or materially increase the benefits payable under, such plan, program, policy or arrangements; provided, however, that changes in claims administrators, third-party administrators, or stop-loss insurance providers for any Stellar Benefit Plan shall not be deemed an amendment to such Stellar Benefit Plan;

(g)            except as required by applicable law or the terms of any Stellar Benefit Plan as in effect as of the date hereof, (i) increase the compensation payable to any current or former employee, officer, director, independent contractor or consultant, (ii) pay, grant or award, or commit to pay, grant or award, any bonuses or incentive compensation, (iii) accelerate the vesting, funding or payment of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of, any Stellar Equity Awards or other equity-based awards or other compensation or benefit, (iv) increase the bonus, severance, termination pay or other benefits payable to any current or former employees, officers, directors or independent contractors, (v) enter into any collective bargaining agreement or similar agreement or arrangement, (vi) fund or provide any funding for any rabbi trust or similar arrangement, (vii) terminate the employment or services of any employee, officer, director or any independent contractor or consultant whose annual base fee or base cash compensation is or would be greater than $200,000 in each case other than for cause, or (viii) hire or promote any employee, officer, director or any independent contractor or consultant whose annual base fee or base cash compensation is or would be greater than $150,000;

(h)            except for debt workouts in the ordinary course of business, settle or compromise any claim, suit, action or proceeding, other than (i) any settlement involving solely money damages not in excess of $200,000 individually or $400,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments received by Stellar or any of its Subsidiaries in respect thereof), or (ii) that does not involve or create a material adverse precedent and that would not impose any material restriction on the business of Stellar or its Subsidiaries or the Surviving Corporation or its Subsidiaries;

(i)             (i) agree or consent to the issuance of any injunction, decree, order or judgment restricting or adversely affecting its or its Subsidiaries’ respective businesses or operations or (ii) waive or release any material rights or claims other than in the ordinary course of business;

(j)             amend the Stellar Articles, the Stellar Bylaws, or comparable governing documents of its Subsidiaries;

(k)            merge or consolidate itself or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(l)             materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;

(m)           implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(n)            enter into any new line of business or change in any material respect its lending, collateral eligibility, investment, underwriting, risk and asset liability management, interest rate or fee pricing policies and other banking and operating, hedging, deposit, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any Governmental Entity;

(o)            except pursuant to existing commitments entered into prior to the date of this Agreement and disclosed to Prosperity prior to the date of this Agreement, make or acquire, renew, modify or extend any loans that, (A) are outside of the ordinary course of business consistent with past practice or inconsistent with, or in excess of the limitations contained in, Stellar’s loan policy, or (B) (1) with respect to loans to existing customers, increase the aggregate outstanding commitments or credit exposure to any such existing customer to more than $10,000,000; or (2) with respect to loans to customers who have not previously borrowed any funds from Stellar Bank, result in an aggregate commitment or credit exposure to any such new customer in excess of $5,000,000, in each case of this clause (B), without first notifying and, if requested by Prosperity within one (1) business day of receipt of such notice, consulting with Prosperity within two (2) business days of a request by Prosperity (which notification will be made through a representative designated by Prosperity in Section 5.2(o) of the Prosperity Disclosure Schedule);

(p)            make, or commit to make, any capital expenditures that exceed $500,000;

(q)            (A) make (other than in the ordinary course of business consistent with past practice), change or revoke any material Tax election, (B) except as required by Law, change any Tax accounting period or material method of Tax accounting, (C) except as required by Law, amend any material Tax Return, (D) settle or compromise any material liability for Taxes or any Tax audit, exam or other proceeding with a Governmental Entity relating to a material amount of Taxes, (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), (F) knowingly surrender any right to claim a material refund of Taxes, (G) request any ruling from any Governmental Entity with respect to Taxes, or (H) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes (other than any automatic or automatically granted extensions or waivers of the statute of limitations in respect of filing Tax Returns);

(r)            (i) make any application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility of Stellar or its Subsidiaries, (ii) other than in consultation with Prosperity, make any application for the closing of or close any branch or (iii) other than in consultation with Prosperity, purchase any new real property (other than other real estate owned (OREO) properties in the ordinary course of business) or enter into, amend or renew any lease with respect to real property;

(s)            foreclose upon or otherwise acquire any commercial real property (i) in excess of $500,000 (except in connection with debt workouts in the ordinary course of business), or (ii) that would reasonably be expected to raise environmental concerns (e.g., gas stations, dry cleaners, etc.), in each case, prior to receipt of a Phase I environmental review thereof;

(t)            cause or allow the loss of any directors and officers insurance coverage, employment practices liability insurance coverage or bankers professional insurance coverage, or any other material insurance coverage, unless replaced with coverage which is substantially similar (in amount, scope and insurer) to that in effect as of the date of this Agreement;

(u)            knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Stellar or its Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or the Requisite Stellar Vote or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby; or

(v)            agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3            Prosperity Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Prosperity Disclosure Schedule), required by applicable law or as consented to in writing by Stellar (such consent not to be unreasonably withheld, conditioned or delayed), Prosperity shall not, and shall not permit any of its Subsidiaries to:

(a)            amend the Prosperity Articles or the Prosperity Bylaws in a manner that would materially and adversely affect the holders of Stellar Common Stock relative to other holders of Prosperity Common Stock;

(b)            adjust, split, combine or reclassify any capital stock of Prosperity or make, declare or pay any extraordinary dividend on any capital stock of Prosperity;

(c)            make any material investment whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation or formation of a joint venture or otherwise, in or of any property or assets of any other individual, corporation or other entity, other than a wholly owned Subsidiary of Prosperity, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to prevent or materially delay the receipt of the Requisite Regulatory Approvals or the Closing;

(d)            merge or consolidate itself or Prosperity Bank with any other person (i) where it or Prosperity Bank is not the surviving person or (ii) if the merger or consolidation is reasonably likely to prevent, materially delay or materially impair the receipt of the Requisite Regulatory Approvals or the Closing;

(e)            knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Prosperity or its Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby; or

(f)             agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

Article VI

ADDITIONAL AGREEMENTS

6.1            Regulatory Matters.

(a)            Prosperity and Stellar shall promptly prepare a proxy statement with respect to the Stellar Meeting (including any amendments or supplements thereto, the “Proxy Statement”) and Prosperity (with Stellar’s reasonable cooperation) shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Prosperity and Stellar, as applicable, shall use reasonable best efforts to make such filing within sixty (60) days of the date of this Agreement. Each of Prosperity and Stellar shall use reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Stellar shall thereafter mail or deliver the Proxy Statement to its shareholders. Prosperity shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement as promptly as practicable, and Stellar shall furnish all information concerning Stellar and the holders of Stellar Common Stock as may be reasonably requested in connection with any such action.

(b)            The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings required to obtain the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. Prosperity and Stellar shall, and shall cause their respective Subsidiaries to cooperate with each other in connection therewith (including the furnishing of any information that may be reasonably requested or required to obtain the Requisite Regulatory Approvals) and shall, and shall cause their respective Subsidiaries to, respond and comply as promptly as practicable to any requests by Governmental Entities for documents and information. Prosperity and Stellar shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Stellar or Prosperity, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing and with sufficient opportunity to comment, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information or confidential supervisory information filed under a claim of confidentiality. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any communication, meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such communications, meetings and conferences.

(c)            In furtherance of the foregoing, each of Prosperity and Stellar shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible, provided, however, that notwithstanding anything in this Agreement to the contrary, Prosperity shall not be required to, and Stellar shall not (without the written consent of Prosperity), take any action, or commit to take any action, or agree to any condition or restriction, in order to resolve any objections to the transactions contemplated by this Agreement or in connection with obtaining any permits, consents, approvals and authorizations of Governmental Entities that would, individually or in the aggregate, reasonably be likely to have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative to Stellar and its Subsidiaries, taken as a whole) (a “Materially Burdensome Regulatory Condition”).

(d)            Prosperity and Stellar shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Prosperity, Stellar or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Prosperity and Stellar agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it specifically for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, is filed and becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Proxy Statement and any amendment or supplement thereto will, at the time of filing and the date of mailing to the shareholders of Stellar and at the time of the Stellar Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading, and (iii) any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals will, at the time each is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Prosperity and Stellar further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the S-4 or the Proxy Statement.

(e)            Prosperity and Stellar shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

6.2            Access to Information.

(a)            Upon reasonable notice and subject to applicable laws, each of Prosperity and Stellar, for the purposes of verifying the representations and warranties of the other party and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, personnel, information technology systems, and records, and each shall reasonably cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, during normal business hours and in a manner so as not to interfere with normal business operations, each of Prosperity and Stellar shall, and shall cause its respective Subsidiaries to, make available to the other party such information concerning its business, properties and personnel as such party may reasonably request. Each party shall use commercially reasonable efforts to minimize any interference with the other party’s regular business operations during any such access. Neither Prosperity nor Stellar nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Prosperity’s or Stellar’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)            Each of Prosperity and Stellar shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated November 19, 2025, between Prosperity and Stellar (the “Confidentiality Agreement”).

(c)            No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3            Stellar Shareholder Approval.

(a)            Stellar shall take, in accordance with applicable law and the Stellar Articles and Stellar Bylaws, all actions necessary to convene a meeting of its shareholders (the “Stellar Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Stellar Vote required in connection with this Agreement and the Merger. Except in the case of a Stellar Adverse Recommendation Change, the Board of Directors of Stellar shall use its reasonable best efforts to obtain from the shareholders of Stellar the Requisite Stellar Vote, including by communicating to its shareholders its recommendation (and including such recommendation in the Proxy Statement) that they approve this Agreement and the transactions contemplated hereby (the “Stellar Board Recommendation”). Stellar shall engage a proxy solicitor reasonably acceptable to Prosperity to assist in the solicitation of proxies from shareholders relating to the Requisite Stellar Vote. Stellar and its Board of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to Prosperity the Stellar Board Recommendation, (ii) fail to make the Stellar Board Recommendation in the Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Stellar Board Recommendation, in each case within ten (10) business days (or such fewer number of days as remains prior to the Stellar Meeting) after an Acquisition Proposal is made public or any request by Prosperity to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Stellar Adverse Recommendation Change”); provided, however, that, subject to Section 8.1 and Section 8.2, if the Board of Directors of Stellar, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement and the Merger, then, prior to the receipt of the Requisite Stellar Vote, in submitting this Agreement and the Merger to its shareholders, the Board of Directors of Stellar may withhold or withdraw or modify or qualify in a manner adverse to Prosperity the Stellar Board Recommendation or may submit this Agreement and the Merger to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Stellar may communicate the basis for its Stellar Adverse Recommendation Change to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto; provided, that the Board of Directors of Stellar may not take any actions under this sentence unless (i) it gives Prosperity at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Board of Directors of Stellar in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Board of Directors of Stellar takes into account any amendment or modification to this Agreement proposed by Prosperity and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement and the Merger. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3.

(b)            Stellar shall adjourn or postpone the Stellar Meeting, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Stellar Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Stellar has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Stellar Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Stellar Meeting shall be convened and this Agreement and the Merger shall be submitted to the shareholders of Stellar at the Stellar Meeting, for the purpose of voting on the approval of this Agreement and the Merger and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Stellar of such obligation. Stellar shall only be required to adjourn or postpone the Stellar Meeting two (2) times pursuant to the first sentence of this Section 6.3(b).

6.4            Legal Conditions to Merger. Subject in all respects to Section 6.1, each of Prosperity and Stellar shall, and shall cause its Subsidiaries to, use their reasonable best efforts, in each case as promptly as practicable, (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Stellar or Prosperity or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5            Stock Exchange Listing. Prosperity shall cause the shares of Prosperity Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.6            Employee Matters.

(a)            To the extent requested by Prosperity in writing delivered to Stellar on or prior to the earlier of: (i) at least fifteen (15) business days before the Closing Date; or (ii) ten (10) business days prior to the commencement of any notice period required to effectuate the termination of a Stellar 401(k) Plan (as hereinafter defined), Stellar or its appropriate Subsidiary shall execute and deliver such instruments and take such other actions as Prosperity may reasonably require in order to cause the amendment or termination of any 401(k) or other tax-qualified defined contribution plan sponsored or maintained by Stellar or any of its Subsidiaries (collectively, the “Stellar 401(k) Plan”) on terms reasonably satisfactory to Prosperity and in accordance with applicable law and effective no later than the date immediately preceding the Closing Date, except that the winding up of any such plan may be completed following the Closing Date. Within fifteen (15) business days of the date hereof, Stellar shall prepare and deliver to Prosperity the notice periods (if any) required to effectuate the termination of the Stellar 401(k) Plan.

(b)            Stellar shall provide Prosperity an updated Stellar Employee Census (i) within three (3) business days following Prosperity’s reasonable request and (ii) on the day prior to the Closing Date, with all such employees on the Stellar Employee Census delivered the day prior to the Closing Date being “Stellar Employees”). All Stellar Employees whose employment is not terminated prior to or at the Effective Time will, at the Effective Time, be employees of Prosperity or a Subsidiary of Prosperity. During the period commencing at the Effective Time and ending on the six (6)-month anniversary of the Effective Time for so long as a Stellar Employee is employed by Prosperity or one of its Subsidiaries following the Effective Time, Prosperity shall or shall cause its Subsidiaries to provide such Stellar Employee with an annual base salary or rate of pay, as applicable, that is no less than the annual base salary or rate of pay in effect for such Stellar Employee immediately prior to the Effective Time. Except as otherwise agreed between Prosperity and the applicable Stellar Employee, each Stellar Employee who is not a party to a retention agreement with Prosperity and whose employment is terminated without cause on or before the six (6)-month anniversary of the Effective Time will be eligible for severance entitlements that are no less favorable in the aggregate than those provided to such Stellar Employees immediately prior to the Effective Time, which severance benefits (including amounts) are set forth on Section 6.6(b) of the Stellar Disclosure Schedule.

(c)            To the extent that a Stellar Employee becomes eligible to participate in an existing benefit plan maintained by Prosperity or its Subsidiaries (an “Existing Benefit Plan”), Prosperity shall cause such Existing Benefit Plan to recognize the prior duration of service of such Stellar Employee with Stellar for eligibility, participation and vesting under such Existing Benefit Plan (other than vesting under any equity or incentive compensation arrangement) to the same extent such duration of service was properly recognized immediately prior to the Effective Time for a comparable purpose under a comparable Stellar Benefit Plan in which such Stellar Employee was eligible to participate immediately prior to the Effective Time; provided, that such recognition of prior service shall not operate to duplicate any benefits of a Stellar Employee with respect to the same period of service. With respect to any Existing Benefit Plan that is a health, dental, vision plan or other welfare plan in which any Stellar Employee is eligible to participate, for the plan year in which such Stellar Employee is first eligible to participate, to the extent permitted by applicable law, Prosperity shall use commercially reasonable efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such Existing Benefit Plan to be waived with respect to such Stellar Employee to the extent such limitation was waived or satisfied under the comparable Stellar Benefit Plan in which such Stellar Employee participated immediately prior to the Effective Time, and (ii) recognize any health, dental or vision deductibles or co-payments paid by such Stellar Employee in the year that includes the Closing Date for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Existing Benefit Plan. Without limiting the foregoing, Prosperity shall extend coverage to Stellar Employees for health care, dependent care and limited purpose health care flexible spending accounts established under Section 125 of the Code to the same extent as available to similarly situated employees of Prosperity or its Subsidiaries to the extent permitted by such Existing Benefit Plans and applicable law. Stellar Employees shall be credited in the plan year in which the Effective Time occurs with amounts available for reimbursement equal to such amounts as were credited (less amounts disbursed therefrom) under Stellar’s cafeteria plan to the extent permitted by such plans and applicable law. For purposes of determining a Stellar Employee’s benefits for the calendar year in which the Merger occurs under Prosperity’s vacation program, any vacation taken by a Stellar Employee immediately preceding the Closing Date for the calendar year in which the Merger occurs will be deducted from the total Prosperity vacation benefit available to such Stellar Employee for such calendar year.

(d)            Effective as of the Effective Time, Prosperity agrees to assume and honor all Stellar Benefit Plans in accordance with their terms as of the date hereof, it being understood that this sentence shall not be construed to limit the ability of Prosperity or any of its Subsidiaries or affiliates to amend or terminate any Stellar Benefit Plan to the extent that such amendment or termination is permitted by the terms of the applicable plan.

(e)            On and after the date hereof, any broad-based employee notices or communication materials (including any website posting) to be provided or communicated by Stellar with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior review and approval of Prosperity.

(f)            Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Stellar or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Stellar, Prosperity, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Stellar, Prosperity or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Stellar or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Stellar Benefit Plan, any employee benefit plans of Prosperity or its Subsidiaries in which any continuing Stellar Employees become eligible to participate on or after the Effective Time (a “New Plan”) or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Prosperity or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Stellar Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Stellar or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(g)            Prosperity and Stellar agree that the Stellar Change of Control Severance Plan (the “CoC Plan”) shall be terminated within two (2) business days prior to the Effective Time and Stellar Bank shall pay to each participant in the CoC Plan who is employed by Stellar Bank at the time of termination of the CoC Plan the cash severance amount owed to such person under Section 4.2 the CoC Plan, which estimated amount is set forth for such person in Section 6.6(g) of the Stellar Disclosure Schedule, and each such person shall have executed a termination and release agreement (each, a “Release Agreement”) with respect to the termination of their participation in the CoC Plan and any other claims against Prosperity, Stellar or their affiliates. The Release Agreements shall be subject to Prosperity’s prior review and approval (which approval shall not be unreasonably withheld, conditioned, or delayed).

6.7            Indemnification; Insurance.

(a)            At or prior to the Effective Time, Stellar shall purchase past acts and extended reporting period insurance coverage under its (i) current directors and officers insurance policy, (ii) employment practices liability insurance policy and (iii) bankers professional insurance policy (provided, that Stellar may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured for each of the foregoing), in each case that (x) provides coverage with respect to claims arising from facts or events which occurred at the Effective Time or during at least the six (6) year period immediately preceding the Effective Time (including the transactions contemplated by this Agreement) and (y) is in effect for a period of at least six (6) years from and after the Effective Time; provided, however, that Stellar shall not expend, on an annual basis, for such extended insurance coverage an amount in excess of 300% of the current annual premium paid as of the date hereof by Stellar for such insurance.

(b)            From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of this Agreement by Stellar pursuant to the Stellar Articles, the Stellar Bylaws, the governing or organizational documents of any Subsidiary of Stellar and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.7(b) of the Stellar Disclosure Schedule, each present and former director or officer of Stellar and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Stellar Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of Stellar or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses the Stellar Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Stellar Indemnified Party is not entitled to indemnification.

(c)            The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Stellar Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

(d)            The obligations of the Surviving Corporation, Prosperity and Stellar under this Section 6.7 shall not be terminated or modified in a manner so as to adversely affect any Stellar Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected person.

6.8            Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Prosperity or the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the then-current officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by the other party, at the expense of the party who makes any such request.

6.9            Advice of Changes. Prosperity and Stellar shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10          Dividends. After the date of this Agreement, each of Stellar and Prosperity shall coordinate with the other the declaration of any dividends in respect of Stellar Common Stock and Prosperity Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Stellar Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Stellar Common Stock and any shares of Prosperity Common Stock any such holder receives in exchange therefor in the Merger.

6.11          Acquisition Proposals. Stellar shall not, and shall cause its Subsidiaries and its and their officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to, (b) engage or participate in any negotiations with any person concerning or (c) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal, except to notify a person that has made or, to the knowledge of Stellar, is making any inquiries with respect to, or is considering making, an Acquisition Proposal of the existence of the provisions of this Section 6.11; provided, that, prior to the receipt of the Requisite Stellar Vote, in the event Stellar receives an unsolicited bona fide written Acquisition Proposal, it may, and may permit its Subsidiaries and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to or concurrently with providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Stellar shall have provided such information to Prosperity, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Stellar. Stellar will, and will use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Prosperity with respect to any Acquisition Proposal. Stellar shall, and shall cause its Subsidiaries to, promptly request (to the extent it has not already done so prior to the date of this Agreement) any person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Acquisition Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information of Stellar or its Subsidiaries in the possession of such Person or its Representatives. Stellar will promptly (and in any event within twenty-four (24) hours) advise Prosperity following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide Prosperity with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal and will keep Prosperity reasonably apprised of any related developments, discussions and negotiations on a current basis, including by providing any amendments to or revisions of the material terms of such inquiry or Acquisition Proposal. Stellar shall use its reasonable best efforts, subject to applicable law and the fiduciary duties of the Board of Directors of Stellar, to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. During the term of this Agreement, Stellar shall not, and shall cause its Subsidiaries and its and their Representatives not to on its behalf, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.11) relating to any Acquisition Proposal. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Stellar and its Subsidiaries or 25% or more of any class of equity or voting securities of Stellar or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Stellar, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Stellar or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Stellar, or (iii) a merger, consolidation, share exchange or other business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Stellar or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Stellar. Nothing contained in this Agreement shall prevent Stellar or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any legally required disclosure to such party’s shareholders; provided, that such Rules and disclosures will in no way eliminate or modify the effect that any action pursuant to such Rules or any such disclosures would otherwise have under this Agreement.

6.12         Public Announcements. The parties hereto agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by Stellar and Prosperity. Thereafter, each of the parties agrees that no public release, statement or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as required by applicable law, or any listing agreement with or rule of any national securities exchange or association, the rules or regulations of any applicable Governmental Entity to which the relevant party is subject, or for any communication permitted by Section 6.3, in which case the party required to make the release, statement or announcement shall consult with the other party about, and allow the other party reasonable time to comment on such release, statement or announcement in advance of such issuance.

6.13          Change of Method. Prosperity may at any time change the method of effecting the Merger if and to the extent requested by Prosperity, and Stellar agrees to enter into such amendments to this Agreement as Prosperity may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (a) alter or change the amount or kind of the Per Share Merger Consideration provided for in this Agreement, (b) adversely affect the Tax treatment of the Merger with respect to Stellar’s shareholders or (c) be reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.14          Restructuring Efforts. If Stellar shall have failed to obtain the Requisite Stellar Vote at the duly convened Stellar Meeting, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement (provided, however, that no party shall have any obligation to agree to (a) alter or change any material term of this Agreement, including the amount or kind of the Merger Consideration, in a manner adverse to such party or its shareholders or (b) adversely affect the Tax treatment of the Merger with respect to such party or its shareholders) and/or resubmit this Agreement and the transactions contemplated hereby (or as restructured pursuant to this Section 6.14) to its shareholders for approval.

6.15          Takeover Restrictions. Stellar and its Subsidiaries shall not take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and Stellar and its Subsidiaries shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated hereby, Stellar will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.

6.16          Litigation and Claims. Each of Prosperity and Stellar shall, to the extent permitted by applicable law, promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Prosperity or Stellar, as applicable, threatened against Prosperity, Stellar or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement, the Bank Merger Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Prosperity, Stellar, or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Stellar shall give Prosperity the opportunity to participate, at Prosperity’s expense, in Stellar’s defense or settlement of any shareholder litigation against Stellar and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger and the Bank Merger. Stellar agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against Stellar or its directors, executive officers or similar Persons by any shareholder of Stellar relating to this Agreement, the Merger, the Bank Merger or any other transaction contemplated hereby without the prior written consent of Prosperity, which consent shall not be unreasonably withheld, conditioned or delayed.

6.17          Assumption of Stellar Debt.

(a)            Effective at the Effective Time or at the effective time of the Bank Merger for any debt and other obligations of Stellar or Stellar Bank under the indentures and agreements set forth on Section 6.17 of the Stellar Disclosure Schedule the (“Assumed Debt”), Prosperity or Prosperity Bank, respectively, shall assume the due and punctual performance and observance of the covenants to be performed by Stellar or Stellar Bank, respectively, and the due and punctual payment of the principal of (and premium, if any) and interest on, the notes and other obligations governed thereby, to the extent set forth in such indentures and agreements. In connection therewith, (a) Prosperity and Stellar shall, and shall cause Prosperity Bank and Stellar Bank respectively to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures required by the applicable indentures and other agreements and (b) Stellar shall, and shall cause Stellar Bank to, execute and deliver any officer’s certificates or other documents, and to provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time or the effective time of the Bank Merger, as applicable.

(b)            Stellar shall, and shall cause Stellar Bank to, (i) arrange for delivery to Prosperity of the executed Payoff Documentation at least one (1) business days prior to Closing, with agreed-form drafts of such Payoff Documentation to be delivered at least ten (10) business days prior to the Closing and (ii) take all other actions reasonably requested by Prosperity to facilitate the payoff, discharge and termination in full at the Effective Time of all amounts outstanding under the Stellar Credit Agreement and the release of all related Liens on the assets and equity interests of Prosperity and its Subsidiaries. As used in this Agreement, (A) “Payoff Documentation” shall mean, with respect to the Stellar Credit Agreement, (1) a payoff letter in form and substance reasonably satisfactory to Prosperity, providing for (x) the payoff, discharge and termination in full on the Closing Date of all indebtedness and commitments in connection with the Stellar Credit Agreement (except for customary surviving obligations) and (y) the release of any Liens and termination of all guarantees supporting such indebtedness and commitments substantially contemporaneously with the Closing on the Closing Date and (2) customary lien and guarantee release documents reasonably satisfactory to Prosperity with respect to the liens and guarantees under the Stellar Credit Agreement; and (B) “Stellar Credit Agreement” shall mean collectively the (i) Third Amended and Restated Loan Agreement, dated December 13, 2022 (as amended by that certain First Amendment, dated as of December 13, 2024) by and between Stellar and Frost Bank and the (ii) Renewal Promissory Note (Revolving), dated December 13, 2024, by and between Stellar and Frost Bank.

6.18          Delisting. Prosperity and Stellar each agree to cooperate with the other Party in taking, or causing to be taken, all actions necessary to delist the Stellar Common Stock from the NYSE and terminate its registration under the Exchange Act; provided, that such delisting and termination shall not be effective until after the Effective Time.

6.19          Rule 16b-3 Matters. Prior to the Effective Time, the Parties shall, as applicable, take all such steps as may be reasonably necessary or advisable, to the extent permitted by applicable Law, to cause any dispositions of Stellar equity securities (including derivative securities) and acquisitions of Prosperity equity securities pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of Stellar subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Stellar to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.20          Tax Treatment.

(a)            Neither Prosperity nor Stellar shall, nor shall they permit their respective Subsidiaries to, take any action or knowingly fail to take any action, which act or failure to act would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and each of Prosperity and Stellar shall, and shall cause their respective Subsidiaries to, use its reasonable best efforts to cause the Merger to so qualify. Prosperity shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3.

(b)            Each of Prosperity and Stellar shall, upon request by the other, use reasonable best efforts and reasonably cooperate with one another in connection with (i) the issuance of the opinions referenced in Section 7.2(c) and Section 7.3(d) and (ii) the issuance to Prosperity or Stellar of any other opinion of external counsel relating to the Reorganization Treatment (including, if the SEC requires an opinion or opinions regarding the Reorganization Treatment to be prepared and submitted in connection with the declaration of effectiveness of the S-4, such opinion or opinions). In connection with the foregoing, each of Prosperity and Stellar shall deliver to each Tax Counsel, upon request therefor, certificates (dated as of the necessary dates and signed by an authorized officer of Prosperity or Stellar, as applicable) containing appropriate certifications, representations, warranties and covenants in form and substance reasonably satisfactory to each such Tax Counsel. Each of Prosperity and Stellar shall not take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications, representations, warranties and covenants included in such certificates.

6.21          Governance Matters. At the Closing, Prosperity shall take all necessary corporate action to cause, as of the Effective Time, the size of the Board of Directors of Prosperity (the “Prosperity Board”) and the Board of Directors of Prosperity Bank (the “Prosperity Bank Board”) to be increased by two (2) members, and (a) to authorize and effect the appointment, as of the Effective Time, to the Prosperity Board of two (2) current directors of Stellar or Stellar Bank, and (b) to authorize and effect the appointment, as of the effective time of the Bank Merger, to the Prosperity Bank Board of two (2) current directors of Stellar or Stellar Bank (the individuals contemplated by (a) and (b), the “Additional Directors”). Each of the Additional Directors shall be designated by Stellar, subject to the approval of the Prosperity Board and Prosperity Bank Board (not to be unreasonably withheld), and shall meet the director qualification and eligibility criteria of the Nominating and Corporate Governance Committee of each of the Prosperity Board and Prosperity Bank Board.

Article VII

CONDITIONS PRECEDENT

7.1            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)            Shareholder Approval. This Agreement shall have been approved by the shareholders of Stellar by the Requisite Stellar Vote.

(b)            Stock Exchange Listing. The shares of Prosperity Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c)            S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d)            No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

(e)            Regulatory Approvals. (i) All regulatory authorizations, consents, orders, approvals or waiver of prior approvals (x) from the Federal Reserve Board, the FDIC and the TDB and (y) set forth in Sections 3.4 and 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Prosperity or the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”) and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

7.2            Conditions to Obligations of Prosperity. The obligation of Prosperity to effect the Merger is also subject to the satisfaction, or waiver by Prosperity, at or prior to the Effective Time, of the following conditions:

(a)            Representations and Warranties. The representations and warranties of Stellar set forth in (i) Sections 3.2(a) and 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Sections 3.1(a), 3.1(b) (with respect to Stellar Bank only), 3.2(c) (with respect to Stellar Bank only), and 3.3(a) (in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Stellar set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Stellar or the Surviving Corporation.

(b)            Performance of Obligations of Stellar. Stellar shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

(c)            Tax Opinion. Prosperity shall have received the opinion of Wachtell, Lipton, Rosen & Katz, or, if Wachtell, Lipton, Rosen & Katz is unable, or declines, to deliver such opinion, of such other tax counsel of nationally recognized standing as Prosperity and Stellar may mutually agree, such agreement not to be unreasonably withheld, conditioned or delayed (“Prosperity Tax Counsel”), in form and substance reasonably satisfactory to Prosperity, dated as of the Closing Date, to the effect that, on the basis of facts, representations, warranties and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Prosperity Tax Counsel may require and rely upon the certificates that shall be provided to it by each of Prosperity and Stellar pursuant to Section 6.20.

(d)            Officer’s Certificate. Prosperity shall have received a certificate signed on behalf of Stellar by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Sections 7.2(a) and 7.2(b) have been satisfied.

7.3            Conditions to Obligations of Stellar. The obligation of Stellar to effect the Merger is also subject to the satisfaction or waiver by Stellar at or prior to the Effective Time of the following conditions:

(a)            Representations and Warranties. The representations and warranties of Prosperity set forth in (i) Sections 4.2(a) and 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Sections 4.1(a), 4.1(b) (with respect to Prosperity Bank only), 4.2(c) (with respect to Prosperity Bank only), and 4.3(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Prosperity set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Prosperity.

(b)            Performance of Obligations of Prosperity. Prosperity shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

(c)            Officer’s Certificate. Stellar shall have received a certificate signed on behalf of Prosperity by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Sections 7.3(a) and 7.3(b) have been satisfied.

(d)            Tax Opinion. Stellar shall have received the opinion of Norton Rose Fulbright US LLP, or, if Norton Rose Fulbright US LLP is unable, or declines, to deliver such opinion, of such other tax counsel of nationally recognized standing as Prosperity and Stellar may mutually agree, such agreement not to be unreasonably withheld, conditioned or delayed (“Stellar Tax Counsel” and, together with Prosperity Tax Counsel, “Tax Counsels”), in form and substance reasonably satisfactory to Stellar, dated as of the Closing Date, to the effect that, on the basis of facts, representations, warranties and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Stellar Tax Counsel may require and rely upon the certificates that shall be provided to it by each of Prosperity and Stellar pursuant to Section 6.20.

Article VIII

TERMINATION AND AMENDMENT

8.1            Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Stellar Vote:

(a)            by mutual consent of Prosperity and Stellar in a written instrument;

(b)            by either Prosperity or Stellar if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c)            by either Prosperity or Stellar if the Merger shall not have been consummated on or before January 27, 2027 (the “Initial Termination Date”); provided, that (i) if on the Initial Termination Date one or both of the conditions set forth in Section 7.1(d) (but for purposes of Section 7.1(d) only if failure to satisfy such condition is attributable to the matters contemplated by Section 7.1(e)) or Section 7.1(e) shall not have been satisfied but all other conditions to Closing set forth in Article VII shall have been satisfied or waived, as applicable (other than those conditions that by their nature are to be satisfied at the Closing, provided, that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Initial Outside Date shall automatically be extended to April 27, 2027 (the “Extended Termination Date”) (as used in this Agreement, the term “Termination Date” shall mean the Initial Termination Date, unless the Initial Termination Date has been extended pursuant to the foregoing proviso, in which case, the term “Termination Date” shall mean the Extended Termination Date); and (ii) the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the failure of such party to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d)            by either Prosperity or Stellar (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Stellar, in the case of a termination by Prosperity, or Prosperity, in the case of a termination by Stellar, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Prosperity, or Section 7.3, in the case of a termination by Stellar, and which is not cured by the earlier of the Termination Date and forty-five (45) days following written notice to Stellar, in the case of a termination by Prosperity, or Prosperity, in the case of a termination by Stellar, or by its nature or timing cannot be cured during such period; or

(e)            by Prosperity, prior to such time as the Requisite Stellar Vote is obtained, if Stellar or the Board of Directors of Stellar (i) shall have made a Stellar Adverse Recommendation Change or (ii) materially breaches its obligations under Section 6.3 or Section 6.11.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d) or (e) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2            Effect of Termination.

(a)            In the event of termination of this Agreement by either Prosperity or Stellar as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Prosperity, Stellar, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), 6.12, this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Prosperity nor Stellar shall be relieved or released from any liabilities or damages arising out of its fraud or Willful Breach of any provision of this Agreement occurring prior to termination (which, in the case of Stellar, shall include the loss to the holders of its capital stock and of Stellar Equity Awards of the economic benefits of the Merger (including the loss of premium offered to the shareholders of Stellar), it being understood that Stellar shall be entitled to pursue damages for such losses and to enforce the right to recover such losses on behalf of its shareholders and the holders of Stellar Equity Awards in its sole and absolute discretion, and any amounts received by Stellar in connection therewith may be retained by Stellar). “Willful Breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement.

(b)            In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Stellar or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Stellar Meeting) an Acquisition Proposal with respect to Stellar and (A) thereafter this Agreement is terminated by either Prosperity or Stellar pursuant to Section 8.1(c) without the Requisite Stellar Vote having been obtained or (B) thereafter this Agreement is terminated by Prosperity pursuant to Section 8.1(d), and (C) prior to the date that is twelve (12) months after the date of such termination, Stellar enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Stellar shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Prosperity, by wire transfer of same day funds, a fee equal to $78,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of “Acquisition Proposal” to “25%” shall instead refer to “50%”.

(i)             In the event that this Agreement is terminated by Prosperity pursuant to Section 8.1(e), then Stellar shall pay Prosperity, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practicable after the date of termination (and in any event, within three (3) business days thereafter).

(c)            Notwithstanding anything to the contrary herein, but without limiting Section 8.2(d) or the right of any party to recover liabilities or damages arising out of the other party’s fraud or Willful Breach of any provision of this Agreement, the maximum aggregate amount of fees, liabilities or damages payable by Stellar or Prosperity under this Section 8.2 shall be equal to the Termination Fee. In no event shall Stellar be required to pay the Termination Fee on more than one occasion.

(d)            Stellar acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Prosperity would not enter into this Agreement; accordingly, if Stellar fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Prosperity commences a suit which results in a judgment against Stellar for the Termination Fee or any portion thereof, Stellar shall pay the costs and expenses of Prosperity (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Stellar fails to pay the amounts payable pursuant to this Section 8.2, then Stellar shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by Stellar pursuant to Section 8.2(b) and this Section 8.2(d), constitute liquidated damages and not a penalty, and, except in the case of fraud or Willful Breach, shall be the sole monetary remedy of Prosperity in the event of a termination of this Agreement specified in such applicable section.

Article IX

GENERAL PROVISIONS

9.1            Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2            Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Stellar Vote; provided, however, that after the receipt of the Requisite Stellar Vote, there may not be, without further approval of such shareholders of Stellar, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties.

9.3            Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party hereto,  waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto, and  waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite Stellar Vote, there may not be, without further approval of such shareholders of Stellar, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4            Expenses. Except (a) with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC and any other Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated hereby, which shall be borne equally by Stellar and Prosperity and (b) as otherwise expressly provided in this Agreement, including in Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

9.5            Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail (provided, that no notice is received by the e-mail sender within twelve (12) hours thereafter indicating that such e-mail was undeliverable or otherwise not delivered), (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Stellar, to:

Stellar Bancorp, Inc.
9 Greenway Plaza, Suite 110
Houston, Texas 77046

Attention:	Robert R. Franklin,Jr.
Chief Executive Officer
E-mail:	[***]

With a copy (which shall not constitute notice) to:

Stellar Bancorp, Inc.
9 Greenway Plaza, Suite 110
Houston, Texas 77046

Attention:	Justin M. Long.
General Counsel
E-mail:	[***]

and

Norton Rose Fulbright US LLP
2200 Ross Avenue, Suite 3600
Dallas, Texas 75201
Attention:	Mike Keeley
Blake Redwine
Evan Hardee
E-mail:	mike.keeley@nortonrosefulbright.com
blake.redwine@nortonrosefulbright.com
evan.hardee@nortonrosefulbright.com

and

if to Prosperity, to:

Prosperity Bancshares, Inc.
80 Sugar Creek Center Boulevard
Sugar Land, Texas 77478

Attention:	Ms.Charlotte M. Rasche
E-mail:	[***]

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, NY 10019
Attention:	Edward D. Herlihy
Matthew T. Carpenter
E-mail:	EDHerlihy@wlrk.com
MTCarpenter@wlrk.com

9.6            Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to “Articles,” “Sections,” “Exhibits” or “Schedules,” such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge of Stellar” means the actual knowledge of any of the officers of Stellar listed on Section 9.6 of the Stellar Disclosure Schedule, and the “knowledge of Prosperity” means the actual knowledge of any of the officers of Prosperity listed on Section 9.6 of the Prosperity Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York or Houston, Texas are authorized by law or executive order to be closed, (b) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) the term “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives at least one business day prior to the date hereof, (ii) included in the virtual data room of a party at least one business day prior to the date hereof or (iii) filed by a party with the SEC and publicly available on EDGAR at least one business day prior to the date hereof and (e) references to a party’s “shareholders” shall mean its stockholders. The Stellar Disclosure Schedule and the Prosperity Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. No disclosure, representation or warranty shall be required to be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 309.6) of a Governmental Entity by any party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.

9.7            Counterparts. This Agreement may be executed in counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8            Entire Agreement. This Agreement (including the Stellar Disclosure Schedule, Prosperity Disclosure Schedule and other documents and the instruments referred to herein), together with the Confidentiality Agreement, Voting Agreements and Director Support Agreements, constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9            Governing Law; Jurisdiction.

(a)            This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to any applicable conflicts of law principles.

(b)            Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby in the Texas Business Court (Tex. Govt. Code 25(a)) for the Eleventh Judicial Division with venue in Harris County, Texas, or if the Texas Business Court declines to accept jurisdiction over a particular matter, in the United States District Court for the Southern District of Texas (Houston Division) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10          Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11          Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, which is intended to benefit each Stellar Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.7, notwithstanding any other provision in this Agreement to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.

9.12          Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13          Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14          Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

PROSPERITY BANCSHARES, INC.

By:	/s/ David Zalman
Name: David Zalman
Title: Senior Chairman of the Board and Chief Executive Officer

STELLAR BANCORP, INC.

By:	/s/ Robert R. Franklin, Jr.
Name: Robert R. Franklin, Jr.
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF VOTING AGREEMENT

EXHIBIT B

FORM OF DIRECTOR SUPPORT AGREEMENT

EXHIBIT C

BANK MERGER AGREEMENT

Exhibit 10.1

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of January 27, 2026, is entered into by and between Prosperity Bancshares, Inc., a Texas corporation (“Prosperity”), and the undersigned shareholder (the “Shareholder”) of Stellar Bancorp, Inc., a Texas corporation (“Stellar”).

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, by and between Prosperity and Stellar, at the Effective Time, Stellar will be merged with and into Prosperity (the “Merger”), with Prosperity as the surviving corporation in the Merger;

WHEREAS, as of the date of this Agreement, the Shareholder owns beneficially or of record, and has the power to vote or direct the voting of, the shares of common stock, par value $0.01 per share, of Stellar (the “Stellar Common Stock”) as set forth on Schedule A hereto (all such shares, the “Existing Shares”);

WHEREAS, the Board of Directors of Stellar has determined that the Merger, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of Stellar and has directed that the Merger Agreement and the transactions contemplated thereby be submitted to Stellar’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect; and

WHEREAS, the Shareholder is supportive of the Merger Agreement and the transactions contemplated thereby, including the Merger, and has determined that it is in his, her or its best interests to enter into this Agreement to provide for his, her or its support for the Merger Agreement and such transactions, and this Agreement is further a condition and inducement for Prosperity to enter into the Merger Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.	Definitions. Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.

2.	Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect upon the earlier to occur of the following: (a) termination of the Merger Agreement for any reason in accordance with its terms or (b) the Effective Time (the period from the date hereof until the earlier to occur of the foregoing (a) or (b), the “Support Period”); provided that (i) this Section 2, Sections 11 through 17 and Section 19 hereof shall survive any such termination and (ii) any such termination pursuant to this Section 2 shall not relieve any party of any liability or damages resulting from any willful or material breach of any of its representations, warranties, covenants or other agreements set forth herein.

3.	Support Agreement. During the Support Period, the Shareholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of Stellar’s shareholders, however called, and in connection with any written consent of Stellar’s shareholders, the Shareholder shall (i) appear at such meeting or otherwise cause all of the Shareholder’s Existing Shares and all other shares of Stellar Common Stock or voting securities over which the Shareholder has acquired, after the date hereof, beneficial or record ownership and the power to vote or direct the voting thereof (including any such shares of Stellar Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any Stellar Options, vesting of any Stellar Equity Awards, or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities (including any Stellar Equity Awards) or otherwise) (together with the Existing Shares, the “Shares”), as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Merger Agreement, (B) in favor of any proposal to adjourn or postpone such meeting of Stellar’s shareholders to a later date if there are not sufficient votes to approve the Merger Agreement, (C) against any Acquisition Proposal, and (D) against any action, proposal, transaction, agreement or amendment of the Stellar Articles or Stellar Bylaws, in each case of this clause (D), which would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Stellar contained in the Merger Agreement, or of the Shareholder contained in this Agreement or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger. The Shareholder agrees to exercise all voting or other determination rights the Shareholder has in any trust or other legal entity to carry out the intent and purposes of the Shareholder’s obligations in this paragraph and otherwise set forth in this Agreement. The Shareholder represents, covenants and agrees that, except for this Agreement, the Shareholder (x) has not entered into, and shall not enter into during the Support Period, any support or voting agreement or voting trust or similar agreement with respect to the Shares that would be inconsistent with the Shareholder’s obligations under this Agreement and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares, except any proxy to carry out the intent of and the Shareholder’s obligations under this Agreement and any revocable proxy granted to officers or directors of Stellar at the request of the Board of Directors of Stellar in connection with election of directors or other routine matters at any annual or special meeting of the Stellar shareholders. The Shareholder represents, covenants and agrees that he, she or it has not entered into and will not enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate any of the provisions and agreements set forth herein; provided that nothing in this sentence will prohibit any Permitted Transfer. Notwithstanding the foregoing and for purposes of clarity, nothing contained herein shall restrict or prevent the Shareholder from taking any action or actions on behalf of Stellar, solely in his or her capacity as a director or officer of Stellar and not as a shareholder, to the extent such actions are expressly permitted by Section 6.11 of the Merger Agreement or required by the exercise of the Shareholder’s fiduciary duties as a director or officer of Stellar.

2

4.	Transfer Restrictions Prior to the Merger. The Shareholder hereby agrees that the Shareholder will not, from the date hereof until the earlier of (a) the end of the Support Period and (b) approval of the Merger Agreement by the shareholders of Stellar by the Requisite Stellar Vote, directly or indirectly, offer for sale, sell, transfer, assign, give, convey, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, conveyance, hypothecation or other transfer or disposition of, any of the Shares, or any legal or beneficial interest therein, whether or not for value and whether voluntary or involuntary or by operation of law (any of the foregoing, a “Transfer”); provided, that the Shareholder may Transfer Shares (i) to any of its Affiliates, (ii) to any other Person to whom Prosperity has consented with respect to a Transfer by the Shareholder in advance in writing and (iii) to (A) any Family Member (as defined below) of the Shareholder or to a trust solely for the benefit of the Shareholder and/or any Family Member of the Shareholder or (B) upon the death of the Shareholder pursuant to the terms of any trust or will of the Shareholder or by the applicable laws of intestate succession; provided that (x) in the case of clause (i), such Affiliate shall remain an Affiliate of the Shareholder at all times following such Transfer and (y) in the case of clauses (i), (ii) and (iii), so long as the transferee, prior to the date of Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement with respect to such Transferred Shares, and the Shareholder provides at least three (3) business days’ prior written notice (which shall include the written consent of the transferee in form reasonably acceptable to Prosperity agreeing to be bound by and comply with the provisions of this Agreement) to Prosperity, in which case the Shareholder shall remain responsible for any breach of this Agreement by such transferee (any Transfer permitted in accordance with this Section 4, a “Permitted Transfer”). In the event of any Transfer that would qualify as a Permitted Transfer under more than one of clauses (i) through (iv), the Shareholder may elect the clause to which such Transfer is subject for purposes of complying with this Agreement. As used in this Agreement, the term “Family Member” means (I) Shareholder and Shareholder’s spouse, individually, (II) any descendant, niece or nephew of Shareholder or Shareholder’s spouse, (III) any charitable organization created and primarily funded by any one or more individuals described in the foregoing (I) or (II), (IV) any estate, trust, guardianship, custodianship or other fiduciary arrangement for the primary benefit of any one or more individuals or organizations described in the foregoing (I), (II) or (III), and (V) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more individuals or organizations named or described in the foregoing (I), (II), (III) or (IV).

5.	Representations of the Shareholder. The Shareholder represents and warrants as follows: (a) the Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by the Shareholder or the performance of the Shareholder’s obligations hereunder; (c) the execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon the Shareholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity (other than an amendment to such Shareholder’s Schedule 13D or 13G filed with the SEC, if applicable); (d) the Shareholder beneficially owns and has the power to vote or direct the voting of the Shares, including all of the Shareholder’s Existing Shares as set forth on, and in the amounts set forth on, Schedule A hereto, which as of the date hereof constitute all of the shares of Common Stock beneficially owned by the Shareholder and its affiliates and represent the number of shares and voting power indicated on Schedule A; (e) except as set forth on Schedule B, the Shareholder beneficially owns the Shareholder’s Existing Shares as set forth on Schedule A hereto free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement, or under applicable federal or state securities laws, or disclosed on the Shareholder’s Schedule 13D or 13G filed with the SEC, if applicable); and (f) the Shareholder has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein. The Shareholder agrees that the Shareholder shall not take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Shareholder of the Shareholder’s obligations under this Agreement; provided that nothing in this sentence will prohibit any Permitted Transfer. As used in this Agreement, the terms “beneficial owner,” “beneficially own” and “beneficial ownership” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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6.	Publicity. The Shareholder hereby authorizes Stellar and Prosperity to publish and disclose in any announcement or disclosure in connection with the Merger, including in the S-4, Proxy Statement or any other filing with any Governmental Entity made in connection with the Merger, the Shareholder’s identity and ownership of the Shareholder’s Shares, the nature of the Shareholder’s obligations under this Agreement and such other information required in connection with such disclosure. The Shareholder agrees to notify Prosperity promptly as practicable of any inaccuracies or omissions in any information relating to the Shareholder that is so published or disclosed. The Shareholder, in his or her capacity as a shareholder of Stellar, shall not be permitted to make any public statement regarding this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby without the prior written consent of Stellar and Prosperity; provided, that the foregoing shall not restrict the Shareholder from making any disclosure or other public statement required to be made by the Shareholder under applicable law so long as the Shareholder provides Stellar and Prosperity with reasonable prior written notice (including reasonable opportunity to review and comment) of such disclosure.

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7.	Stock Dividends, Etc. In the event of any change in the Stellar Common Stock by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, the term “Existing Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

8.	Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement shall, or shall be construed or deemed to, constitute a Transfer of any Shares or any legal or beneficial interest in or voting or other control over any of the Shares or as creating or forming a “group” for purposes of the Exchange Act, and all rights, ownership and benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, subject to the agreements of the parties set forth herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

9.	Assignment; Third-Party Beneficiaries. This Agreement shall not be assigned by operation of law or otherwise and, except as provided herein, shall be binding upon and inure solely to the benefit of each party hereto and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.	Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party of any provision contained in this Agreement, in addition to any other remedy to which the other parties may be entitled whether at law or in equity (including monetary damages), each other party shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right such party may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

11.	Governing Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to any applicable conflicts of law principles. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby in the Texas Business Court (Tex. Govt. Code 25(a)) for the Eleventh Judicial Division with venue in Harris County, Texas, or if the Texas Business Court declines to accept jurisdiction over a particular matter, in the United States District Court for the Southern District of Texas (Houston Division) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (d) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 12.

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12.	Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail (provided, that no notice is received by the e-mail sender within twelve (12) hours thereafter indicating that such e-mail was undeliverable or otherwise not delivered), (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered (x) if to the Shareholder, to its his, her or its address set forth on Schedule A and (y) if to Prosperity, to the following addresses :

Prosperity Bancshares, Inc.
80 Sugar Creek Center Boulevard
Sugar Land, Texas 77478

Attention:	Ms. Charlotte M. Rasche
E-mail:	[***]

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	Edward D. Herlihy
Matthew T. Carpenter
E-mail:	EDHerlihy@wlrk.com
MTCarpenter@wlrk.com

13.	Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

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14.	Amendments; Waivers. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed (a) in the case of an amendment or modification, by Prosperity and the Shareholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

15.	Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.

16.	No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to the Shareholder in the Shareholder’s capacity as a shareholder of Stellar, and, to the extent the Shareholder serves as a member of the board of directors or as an officer of Stellar, nothing in this Agreement shall limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as a director or officer and not as a shareholder.

17.	Counterparts. This Agreement may be executed in counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

18.	Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

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19.	Certain Shareholder Matters.

a)	In this Agreement, references to the Shareholder which is a trust or similar entity shall be deemed to be to the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require to be most protective of Prosperity, including for purposes of such Shareholder’s representations and warranties.

b)	If applicable, with respect to any shares of Stellar Common Stock over which the Shareholder has shared voting power, which are separately identified on Schedule A, the Shareholder shall exercise his, her or its individual voting power over such shares, to the fullest extent within such Shareholder’s control, in a manner consistent with the Shareholder’s voting obligations under this Agreement with respect to the Shares, it being understood that the Shareholder shall not have the power to cause other persons to exercise their voting power accordingly.

[Signature pages follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above:

PROSPERITY BANCSHARES, INC.:

By:
Name: Charlotte M. Rasche
Title: EVP and General Counsel

SHAREHOLDER:

By:
Name:
Tiel:

Schedule A

Shareholder Information

Name of Shareholder	Existing Shares	Sole or Shared Voting Power	Address for Notices

Exhibit 10.2

DIRECTOR SUPPORT AGREEMENT

THIS DIRECTOR SUPPORT AGREEMENT (this “Agreement”), dated as of January 27, 2026, is made and entered into by and among Prosperity Bancshares, Inc., a Texas corporation (“Prosperity”), Prosperity Bank, a Texas banking association and wholly-owned subsidiary of Prosperity (“Prosperity Bank”), Stellar Bancorp, Inc., a Texas corporation (the “Company”), Stellar Bank, a Texas banking association and wholly-owned subsidiary of the Company (“Stellar Bank” together with the Company, Prosperity and Prosperity Bank, and their respective subsidiaries and affiliates, the “Covered Entities”), and [•], an individual residing in the State of Texas (the “Undersigned”).

WHEREAS, concurrently herewith, Prosperity and the Company are entering into that certain Agreement and Plan of Merger (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), pursuant to which the Company will merge with and into Prosperity, with Prosperity as the surviving entity (the “Merger”); and

WHEREAS, the term “Company” as used in this Agreement with respect to time periods after the effective time of the Merger as specified in the certificate of merger to be filed with the Secretary of the State of Texas pursuant to the Merger Agreement (the “Effective Time”), shall mean Prosperity, as successor to the Company in the Merger; and

WHEREAS, the Undersigned is a shareholder of the Company and a director of the Company; and

WHEREAS, the Merger Agreement contemplates that immediately after the Effective Time, Stellar Bank will merge with and into Prosperity Bank, with Prosperity Bank as the surviving entity (the “Bank Merger”); and

WHEREAS, the term “Stellar Bank” as used in this Agreement with respect to time periods after the effective time of the Bank Merger, shall mean Prosperity Bank, as successor to Stellar Bank in the Bank Merger; and

WHEREAS, the Merger Agreement contemplates that this Agreement shall be executed by the Undersigned contemporaneously with the execution of the Merger Agreement; and

WHEREAS, the Undersigned will, in the Undersigned’s capacity as a shareholder of the Company, receive pecuniary and other benefits as a result of the Merger; and

WHEREAS, the Undersigned, as a director of the Company, has had access to certain Confidential Information (as defined below), including information concerning the Company’s and Stellar Bank’s business and the relationships between the Company and Stellar Bank, and their respective subsidiaries and customers; and

WHEREAS, the Undersigned, through the Undersigned’s association with the Company and Stellar Bank, has obtained knowledge of the trade secrets, customer goodwill and proprietary information of the Company and Stellar Bank and their respective businesses, which trade secrets, customer goodwill and proprietary information constitute a substantial asset to be acquired by Prosperity; and

WHEREAS, the Undersigned recognizes that Prosperity would not have entered into the Merger Agreement without the Undersigned agreeing to the terms and conditions of this Agreement; and

WHEREAS, any capitalized term not defined herein shall have the meaning set forth in the Merger Agreement.

NOW, THEREFORE, based upon the valuable consideration that the Undersigned will receive as a shareholder of the Company as a result of the Merger, and for and in consideration of the premises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.            Definition. For purposes of this Agreement, “Confidential Information” means and includes each of the Covered Entities’ confidential or proprietary information or trade secrets, including those of its subsidiaries, including all information not generally known to the public, in spoken, printed, electronic or any other medium, including the following confidential information regarding past and current customers, investors, business affiliates, employees and contractors: strategies, methods, books, records, and documents; technical information concerning products, equipment, services, and processes; procurement procedures, pricing, and pricing techniques, including contact names, services provided, pricing type and amount of services used; financial data; pricing strategies and price curves; positions; plans or strategies for expansion or acquisitions; budgets; research; financial and sales data; trading methodologies and terms; communications information; evaluations, opinions and interpretations of information and data; marketing and merchandising techniques; electronic databases; models; computer programs; contracts; bids or proposals; technologies and methods; training methods and processes; organizational structure; personnel information; payments or rates paid to consultants or other service providers; and other such confidential or proprietary information. Confidential Information includes any such information that the Undersigned may originate, learn, have access to or obtain, whether in tangible form or memorized. The term “Confidential Information” does not include any information that (a) at the time of disclosure or thereafter is generally available to or known to the public, other than by a breach of this Agreement by the Undersigned, (b) was available to the Undersigned, prior to disclosure by a Covered Entity, on a non-confidential basis from a source other than a Covered Entity and such source is not known (after due inquiry) by the Undersigned to be subject to any fiduciary, contractual or legal obligations of confidentiality, (c) was independently acquired or developed without any use of the Confidential Information and without otherwise violating any obligations of this Agreement, or (d) is disclosed with the prior written consent of Prosperity or a Prosperity Subsidiary.

2.            Non-Disclosure and Non-Use. The Undersigned agrees that for the period beginning on the date hereof and continuing until the date that is two (2) years after the Effective Time of the Merger (the “Non-Disclosure Period”), the Undersigned will not disclose or use Confidential Information of a Covered Entity, other than for the benefit of such Covered Entity or its affiliates in the Undersigned’s capacity as a director thereof in the ordinary course consistent with past practice. The Undersigned also agrees that the Undersigned shall deliver promptly to the Company at any time at its reasonable request, without retaining any copies, all documents and other material in the Undersigned’s possession at that time that include Confidential Information of the Company or its affiliates.

3.            Non-Solicitation Obligations. The Undersigned agrees that, for the period (the “Non-Solicitation Period”) beginning on the Closing Date and continuing until the date that is two (2) years after the Effective Time of the Merger, the Undersigned will not, in any capacity, directly or indirectly:

a)	solicit business from an individual or entity who is a customer of a Covered Entity as of the date hereof or immediately prior to the Effective Time on behalf of any other insured depository institution or holding company thereof or other entity for the purpose of providing banking services that are substantially similar to the services offered by a Covered Entity as of the Closing Date to such individual or entity;

b)	hire, retain, solicit for hire or induce to leave employment any individual who was within the six (6) months preceding the Closing Date an employee of a Covered Entity; provided, however, nothing in this Section 3(b) (i) applies to employment other than on behalf of any other insured depository institution or holding company thereof or other entity that provides banking services that are substantially similar to the services offered by a Covered Entity as of the Closing Date, or (ii) prohibits the Undersigned from hiring any such person who (A) is terminated by a Covered Entity or who has voluntarily resigned from employment by a Covered Entity without direct or indirect solicitation by the Undersigned, provided at least six (6) months have elapsed from the date the person’s employment ended with a Covered Entity, (B) responds to any general advertisement appearing in a newspaper, magazine or trade publication without direct or indirect solicitation by the Undersigned, or (C) is a referral made by a placement agency or service so long as such placement agency or service has not been instructed by the Undersigned to solicit from a Covered Entity; and

c)	encourage, facilitate or assist any other individual or entity in any of the foregoing activities.

The Undersigned acknowledges that the restrictions imposed by this Agreement are legitimate, reasonable and necessary to protect Prosperity’s acquisition of the Company and the goodwill thereof. The Undersigned acknowledges that the scope and duration of the restrictions contained herein are reasonable in light of the time that the Undersigned has been engaged in the business of the Company or Stellar Bank and the Undersigned’s relationship with the customers of the Company or Stellar Bank. The Undersigned agrees that the Undersigned’s promises in this Section 3 are reasonable and reasonably necessary to protect the legitimate business interest of the Covered Entities.

4.            Release.

a)	Effective at and as of the Effective Time, the Undersigned, on the Undersigned’s behalf and on behalf of the Undersigned’s heirs, executors, administrators, agents, successors and assigns (collectively, the “Undersigned Group Persons”) hereby irrevocably and unconditionally releases, waives, acquits and forever discharges the Covered Entities and their respective successors, predecessors, parents, subsidiaries, affiliates and other related entities, and all of their respective past, present and future officers, directors, shareholders, affiliates, employees, agents and representatives, other than the Undersigned and any Undersigned Group Person (each, a “Released Party” and collectively, the “Released Parties”) from any and all manners of actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims and demands of every type and nature whatsoever, known and unknown, matured or unmatured, direct or derivative, liquidated or unliquidated, in each case, in law or equity, now existing or that may arise after the date hereof (each a “Claim” and collectively, the “Claims”), relating to, arising out of or in connection with the Company or Stellar Bank and their respective businesses or assets, including any Claims arising out of or resulting from the Undersigned’s status, relationship, affiliation, rights, obligations and duties as a director, officer, employee or security holder of the Company or Stellar Bank, as the case may be, for all periods occurring prior to the Effective Time; provided, however, that a Released Party shall not be released from any of its obligations or liabilities to the Undersigned or any of the Undersigned Group Persons: (i) if the Undersigned is a director or an employee of the Company or any of its Subsidiaries, from any claims for payment for any accrued, vested and unpaid compensation, (ii) if the Undersigned is a director or an employee of the Company or any of its Subsidiaries, from benefits under a Stellar Benefit Plan set forth on Section 3.11(a) of the Stellar Disclosure Schedule, (iii) as to any rights of indemnification pursuant to the certificate of formation, articles of incorporation or articles of association and bylaws, as amended, of the Company and Stellar Bank, pursuant to any applicable contractual rights (including under the Merger Agreement) or insurance policies, or available at law or in equity, (iv) under any existing liability insurance policies or extended coverage or tail or run-off liability insurance policies purchased by the Company or any of its Subsidiaries for the benefit of the Undersigned prior to the Closing pursuant to Section 6.7 of the Merger Agreement, (v) in connection with any deposits, loans or similar accounts of the Undersigned or the Undersigned Group Persons at Stellar Bank or Prosperity Bank, or (vi) solely in the Undersigned’s capacity as a shareholder of the Company and/or holder of a Stellar Equity Award, the Undersigned’s entitlement to receive (A) the applicable amount of the Per Share Merger Consideration (including for Stellar Restricted Stock Awards or Stellar Performance Stock Awards, if any, pursuant to Section 1.8(b) and Section 1.8(c) of the Merger Agreement and/or (B) the cash payment for In-the-Money-Options or Stellar Performance Unit Awards, if any, pursuant to Section 1.8(a) and Section 1.8(d) of the Merger Agreement, as applicable and in each case, in accordance with and subject to the terms and conditions of the Merger Agreement.

b)	The Undersigned hereby represents and warrants in his/her capacity as a director, officer, employee, agent, representative or security holder of the Company or Stellar Bank, as applicable, that the Undersigned has no knowledge of any Claims that the Undersigned or any Undersigned Group Person has or would reasonably be expected to have against the Released Parties.

5.            Consideration. In consideration for the above obligations of the Undersigned, in addition to those matters set forth in the Recitals to this Agreement, the Undersigned acknowledges that the Undersigned may receive access to new Confidential Information relating to the Company’s business, which will become Prosperity’s business after the Effective Time, in a greater quantity or expanded nature than that already provided to the Undersigned. The Undersigned also acknowledges that the Undersigned will have access to, or knowledge of, new Confidential Information of third parties, including actual and potential customers, suppliers, partners, joint venturers, investors, and financing sources of the Company and Stellar Bank prior to the Merger and of Prosperity and Prosperity Bank after the Effective Time.

6.            Specific Performance. The Undersigned acknowledges that the Covered Entities would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants made by the Undersigned contained in this Agreement were not performed by the Undersigned in accordance with their terms or otherwise were breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, each of the Company, Stellar Bank, Prosperity and Prosperity Bank shall be entitled to temporary and/or permanent injunction or injunctions to prevent breaches by the Undersigned of such performance and to specific enforcement of such covenants in addition to any other remedy to which the Company, Stellar Bank, Prosperity and Prosperity Bank and their respective affiliates may be entitled, at law or in equity.

7.            Tolling. In the event that the Company, Stellar Bank, Prosperity or Prosperity Bank shall file a lawsuit in any court of competent jurisdiction alleging a breach of the non-solicitation provisions of this Agreement by the Undersigned, then any time period set forth in this Agreement including the time periods set forth above, will be extended one month for each month the Undersigned was in breach of this Agreement, so that the Company, Stellar Bank, Prosperity or Prosperity Bank is provided the benefit of the full Non-Solicitation Period.

8.            WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.

9.            Effectiveness; Termination. This Agreement is executed in connection with the execution and delivery of the Merger Agreement. This Agreement shall terminate and be of no further force and effect upon the termination of the Merger Agreement pursuant to its terms prior to the consummation of the transactions contemplated thereby.

10.            Controlling Law; Jurisdiction.

a)	This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to any applicable conflicts of law principles.

b)	Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby in the Texas Business Court (Tex. Govt. Code 25(a) for the Eleventh Judicial Division with venue in Harris County, Texas, or if the Texas Business Court declines to accept jurisdiction over a particular matter, in the United States District Court for the Southern District of Texas (Houston Division) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 11.

11.            Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail (provided, that no notice is received by the e-mail sender within twelve (12) hours thereafter indicating that such e-mail was undeliverable or otherwise not delivered), (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Prosperity, Prosperity Bank, the Company or Stellar Bank, in accordance with Section 9.5 of the Merger Agreement, respectively, and if to the Undersigned, to the address set forth on the Undersigned’s signature page hereto.

12.            Representation by Counsel; Interpretation. The Undersigned hereby represents and warrants that the Undersigned has full power and authority to enter into, execute and deliver this Agreement, all proceedings required to be taken to authorize the execution, delivery and performance of this Agreement and the agreements and undertakings relating hereto and the transactions contemplated hereby have been validly and properly taken and this Agreement constitutes a valid and binding obligation of the Undersigned. The Undersigned further represents and warrants that the Undersigned has entered into this Agreement, including the releases in Section 4, freely of the Undersigned’s own accord and without reliance on any representations of any kind of character not set forth herein. The Undersigned enters into this Agreement after the opportunity to consult with the Undersigned’s own legal counsel. Accordingly, any rule of law, including the doctrine of contra proferentem, or any legal decision which would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

13.            Entire Agreement; Amendment. The Merger Agreement, each Voting Agreement, dated as of the date hereof, by and among Prosperity and the director of Stellar party thereto, and this Agreement represents the entire understanding between the parties relating to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall not be amended, modified, or altered in any manner except in writing signed by the parties hereto.

14.            Severability. Any provision hereof prohibited by or unlawful or unenforceable under any applicable law or any jurisdiction shall as to such jurisdiction be ineffective, without affecting any other provision of this Agreement, or shall be deemed to be severed or modified to conform with such law, and the remaining provisions of this Agreement shall remain in force; provided that the purpose of the Agreement can be effected. To the fullest extent, however, that the provisions of such applicable law may be waived by the Undersigned, they are hereby waived, to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

15.            Successors and Assigns; Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any Persons, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

16.            Counterparts. This Agreement may be executed in multiple counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

17.            Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through e mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

COMPANY:

By:
Name:	Robert R. Franklin, Jr.
Title:	Chief Executive Officer

STELLAR BANK:

By:
Name:	Robert R. Franklin, Jr.
Title:	Executive Chairman

PROSPERITY BANCSHARES, INC.:

By:
Name:	Charlotte M. Rasche
Title:	EVP and General Counsel

PROSPERITY BANK:

By:
Name:	Charlotte M. Rasche
Title:	Senior EVP and General Counsel

[Signature Page to Director Support Agreement]

UNDERSIGNED:

Address:

[Signature Page to Director Support Agreement]